EXHIBIT 3

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial data in Table I has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in millions of U.S. dollars except for per share amounts.

	Years ended December 31 (1)
	2004	2003	2002

Sales	$1,946	$1,802	$1,259
Operating earnings	257	202	164
Net earnings	291	211	124
Per common share:
Net earnings	0.69	0.50	0.31
Diluted net earnings	0.67	0.50	0.31
Cash dividends	0.10	0.10	0.10

	December 31 (1)
	2004	2003	2002

Total assets	$5,512	$4,575	$3,926
Cash and short-term investments	1,037	561	546
Long-term debt and capital leases, including current portion	1,037	1,070	686
Deferred credits and other liabilities, and reclamation and post closure obligations	311	285	269
Shareholders’ equity	3,215	2,456	2,390

1.	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	On October 22, 2002, Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increased the Corporation’s ownership in the Granny Smith and Porgera Mines to 100% and 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and the Kanowna Belle gold mines to the Corporation’s holdings.

(ii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(iii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates.

(iv)	On January 1, 2003, Placer Dome adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. This new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001 of nil and $28 million respectively. As a result of the new policy, the retained earnings as at January 1, 2001 were reduced by $45 million with a corresponding adjustment to increase Property, plant and equipment of $8 million and increase Deferred credits and other liabilities of $60 million.

(v)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold for $255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

(vi)	During the fourth quarter of 2003, Placer Dome early adopted, effective January 1, 2003 without restatement, the CICA Handbook section 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

(vii)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.

(viii)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(b) to the consolidated financial statements for more details). This new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and a decrease to the net earnings in 2003 of $1 million and an increase in 2002 of $5 million.

(ix)	Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets (see note 2(c) to the audited consolidated financial statements for more details). Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the estimated residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively; and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(x)	During the fourth quarter of 2004, Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. The net proceeds from the offering were $451,668,250, and will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

(xi)	Effective January 1, 2004, Placer Dome adopted Accounting Guideline 13, Hedging Relationships (“AcG 13”) and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (“EIC-128”). AcG-13 establishes new criteria that must be met before an entity can apply hedge accounting treatment, whereby the change in the market value is deferred until the forward date identified at the contract inception. EIC 128 requires that a derivative financial instrument that does not qualify for hedging accounting under AcG-13 be recognized on the balance sheet at fair value and any subsequent changes in fair value be recognized in current period earnings. In accordance with EIC-128, the new accounting treatment is applied prospectively, with the fair value of the derivative financial instruments as of January 1, 2004, recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery date. Any subsequent changes in fair value will be recognized in earnings as Non-hedge derivative gains (losses). The impact in 2004 was a charge of $7 million net of tax.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CANADIAN GAAP

INTRODUCTION

The Management’s Discussion and Analysis (“MD&A”) provides a detailed analysis of Placer Dome’s business and compares its 2004 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and its related notes. The Corporation also prepares and files its consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The U.S. GAAP consolidated financial statements and MD&A are contained in the Corporation’s Annual Report to Shareholders, Annual Information Form and Form 40-F. This MD&A is made as of February 23, 2005.

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2004	2003	2002

Sales	1,946	1,802	1,259
Mine operating earnings
Gold	316	369	276
Copper	194	50	44
Other	(29)	(25)	(9)

	481	394	311

Net earnings	291	211	124
Cash from operations	386	305	339

Gold
Consolidated production (000s ozs)(i)	3,662	3,885	2,852
Cash costs ($/oz)(i)	239	215	180
Total costs ($/oz)(i)	299	274	237
Consolidated sales (000s ozs)	3,681	3,920	2,809
Price realized ($/oz)	392	375	342
London spot price ($/oz)	409	363	310

Copper
Consolidated production (millions lbs)	413	425	427
Cash costs ($/lb)	0.55	0.52	0.46
Total costs ($/lb)	0.71	0.68	0.60
Consolidated sales (millions lbs)	431	412	431
Price realized ($/lb)	1.15	0.80	0.71
London spot price ($/lb)	1.30	0.81	0.71

(i)	Placer Dome’s share of gold production, cash and total production costs were 3,652,000 ozs, $238/oz and $299/oz in 2004, 3,861,000 ozs, $215/oz and $274/oz in 2003 and 2,823,000 ozs, $180/oz and $237/oz in 2002.

1. HIGHLIGHTS

•	Cash from operations was $386 million in 2004 compared to $305 million in 2003 and $339 million in 2002. Excluding the impact of non-cash working capital, cash from operations was $411 million in 2004, $362 million in 2003 and $352 million in 2002. The increase of 14% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping and non-mine operating costs including non-hedge derivatives, interest and general and administrative costs. The increase of 3% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

•	Consolidated net earnings in accordance with Canadian GAAP for 2004 were $291 million or $0.69 per share, compared with $211 million or $0.50 per share in 2003 and $124 million or $0.31 per share in 2002.

•	In 2004, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative loss of $7 million (2003 — gain of $15 million and 2002 — loss of $8 million).

•	During the third quarter of 2004 Placer Dome recognized an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea including an improved gold price environment. During 2004 the Canadian dollar appreciated 7% against the U.S. dollar resulting in an increase in the net Canadian deferred tax assets and a deferred tax recovery of $19 million. Placer Dome’s net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $109 million for previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

•	Mine operating earnings were $481 million in 2004 compared to $394 million and $311 million in 2003 and 2002, respectively. The 22% increase in 2004 over 2003 represented a 288% increase in copper operating earnings, which more than offset the 14% decrease in gold mine operating earnings. The increase in 2003 over 2002 related to higher gold mine operating earnings.

•	Placer Dome’s share of gold production in 2004 was 3,652,000 ounces, a decrease of 5% compared to the prior year. The decrease was due to the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West mine. These were partially offset by the acquisition of the North Mara mine in July of 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines.

•	Compared to the prior year, Placer Dome’s share of unit cash and total costs(i) increased by 11% and 9% to $238 and $299 per ounce of gold, respectively. The increase in cash costs per ounce was due primarily to the continued appreciation of the Canadian and Australian dollars, the Chilean peso, the

Papua New Guinean kina and the South African rand against the U.S. dollar (cumulatively $14 per ounce), rising global energy costs ($6 per ounce) and higher input commodity costs.

•	Consolidated copper production decreased 3% to 413 million pounds, and cash costs per pound(i) increased 6% compared with the prior year due to higher costs at Osborne related to the appreciation of the Australian dollar against the U.S. dollar, and higher royalties and shipping charges.

•	Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $392 per ounce of gold in 2004, $17 per ounce below the average spot price during the year, resulting in a $60 million reduction to revenue that would otherwise have been received had all sales been at spot. During 2004, Placer Dome reduced the maximum committed ounces under its gold sales program by 1.5 million ounces to 9.0 million ounces. At December 31, 2004, Placer Dome’s maximum committed ounces under its gold sales program were 15% of 2004 year-end gold mineral reserves. On December 31, 2004, based on the closing spot price of gold of $438 per ounce and an Australian and Canadian to U.S. dollar exchange rate of $1.2814 and $1.2036, respectively, the mark-to-market value of the precious metals sales and derivative program was negative $775 million.

•	Additions to Placer Dome’s estimated proven and probable mineral reserves during 2004 were slightly less than reductions for depletion due to mining during the year. Placer Dome’s estimated proven and probable mineral reserves as of December 31, 2004 were 59.9 million ounces of gold. The additions prior to allowance for depletion during the year were primarily due to additional mineral reserve discoveries and reclassification at Cortez Hills, and increases at other sites, including Porgera, Porcupine, North Mara and Bald Mountain, due to remodelling exploration and an increase in the long-term gold price assumption from $325 to $350 per ounce. The increase was partially offset by decreases at South Deep due to a mid-year mineral reserve update and at Turquoise Ridge and Granny Smith primarily due to increased costs and resulting higher cut-off grades and remodelling. Proven and probable copper mineral reserves decreased by 6% due to depletion. Note: For details concerning Placer Dome’s mineral reserves and mineral resources estimates and qualified persons, refer to the Corporation’s press release dated February 23, 2005 available at www.placerdome.com.

•	On November 23, 2004 Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $451,668,250. The underwriters’ over-allotment option was fully exercised. Net proceeds from the offering will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

•	Gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels. The resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast to be between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates, other commodity input and energy costs.

•	Copper production for 2005 is expected to be between 410 and 420 million pounds, decreased from previous 2005 production guidance of 430 million pounds, but in line with 2004 levels as higher recoveries at Zaldívar are expected to be offset by decreased production at Osborne. Cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound assuming prevailing foreign exchange rates and continuing high commodity input and shipping costs.

•	As at February 23, 2005, the Corporation had 436,433,528 common shares outstanding. As at the same date, the Corporation had $230 million in convertible debentures outstanding (see note 13(a)(iii)) to the Consolidated Financial Statements), none of which were in a position to be converted on February 23, 2005. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at February 23, 2005, the Corporation had 13,715,331 share options outstanding under its stock-based incentive plans. If all of these options were converted on that date, the Corporation would have to issue 13,715,331 common shares. For a summary of financial information for the last three years under Canadian GAAP, see “Selected Consolidated Financial Information” of this document.

(i)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 9 “Non-GAAP Measures” of this MD&A.

Quarterly Results

	Quarters Ended (i)(ii)				Years
	(unaudited)				Ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

2004
Sales	$523	$472	$468	$483	$1,946
Mine operating earnings	158	124	111	88	481
Operating earnings	112	73	61	11	257
Net earnings	64	65	144	18	291
Net earnings per common share	0.15	0.16	0.35	0.04	0.69

2003
Sales	$422	$404	$465	$511	$1,802
Mine operating earnings	96	64	106	128	394
Operating earnings	55	14	50	83	202
Net earnings	65	43	27	76	211
Net earnings per common share	0.15	0.10	0.07	0.18	0.50

(i)	With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 have been restated to reflect these changes.

(ii)	During the fourth quarter of 2003, Placer Dome early adopted, effective January 1, 2003 without restatement, the CICA Handbook section 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

•	Mine operating earnings for the fourth quarter of 2004 were $88 million, a decrease of 31% or $40 million over the comparative 2003 due to lower contributions from gold.

•	Cash from operations for three months ended December 31, 2004 was $49 million, compared with $30 million for the same period in 2003. The 63% increase primarily relates to changes in working capital, partially offset by lower cash mine operating earnings, and higher general and administrative and exploration costs.

•	Consolidated gold production in the fourth quarter decreased by 11% to 927,000 ounces from 1,045,000 ounces in 2003 due to the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, and reduced production from the Kalgoorlie West operations. This was partially offset by higher production from the Porgera and Granny Smith mines.

•	Placer Dome’s share of cash and total production costs per ounce for the fourth quarter of 2004 were $261 and $330, respectively, compared with $226 and $285 in 2003. The increase was due primarily to the continued appreciation of foreign currencies against the U.S. dollar ($10 per ounce), rising global energy costs ($6 per ounce), lower production, higher input commodity prices and mine-site specific issues. The average exchange rate of the Canadian and Australian dollars, Papua New

Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 8%, 6%, 11%, 5% and 11%, respectively, from the fourth quarter of 2003 to 2004.

•	Gold operating earnings were $56 million in the fourth quarter of 2004 compared with $120 million in the fourth quarter of 2003 due to lower sales volumes and price realized, and higher unit costs. Gold sales revenue for the quarter was $361 million compared with $414 million in the prior year period, a decrease of 13% reflecting a 12% decrease in sales volume and a $7 per ounce decrease in the average realized price.

•	The average realized sales price per ounce in the fourth quarter of 2004 decreased $7 per ounce compared with the prior-year period. The $43 per ounce increase in the average spot gold price was more than offset by the impact of a change in contribution from Placer Dome’s precious metals sales program to negative $33 million in the fourth quarter 2004 from a positive of $7 million in the fourth quarter of 2003.

•	Copper operating earnings of $40 million in the fourth quarter of 2004 were 90% higher than the prior-year period due primarily to a 41% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue for the quarter was $114 million compared with $89 million in the 2003 period, reflecting the increase in the average realized price partially offset by an 11% decrease in sales volume and a negative contribution from metal hedging of $12 million compared to $5 million in the prior-year quarter. Consolidated copper production in the fourth quarter of 2004 was 93 million pounds (42,356 tonnes), 16% less than the prior-year period as Zaldívar ore had a high sulphide copper content, which slowed the recovery of copper, and Osborne experienced production shortfalls early in the fourth quarter. Consolidated cash and total production costs per pound of copper for the period were $0.63 and $0.82, respectively, compared with $0.52 and $0.67, respectively, in 2003. The increase was due primarily to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and lower production.

•	Costs related to general and administrative, exploration, technology, resource development and other totalled $63 million for the three-month period ended December 31, 2004 an increase of $18 million from the prior-year period. The $13 million increase in resource development, technology and other was primarily due to a reduction of $9 million to the fair value of the Turquoise Ridge environmental closure accrual in the fourth quarter of 2003 and increased activity on the development projects in the fourth quarter of 2004.

•	In the fourth quarter of 2004, a write-down of mining assets and restructuring charges totalled $14 million ($10 million after tax). Mine asset write-downs of $11 million were primarily as a result obsolescence due to technological changes. Restructuring charges of $3 million were incurred, primarily related to the South Deep mine due to a restructuring and reduction in the work force.

•	Investment and other business income (losses) in the three-month period ended December 31, 2004 was a gain of $1 million compared with a loss of $3 million in the prior-year period. The increase in the period was due to higher interest income on higher average cash balances and increased gains from the sales of property, plant and equipment.

•	During the fourth quarter of 2004 certain tax issues were resolved favourably resulting in reductions in accruals for tax contingencies for a net reduction in tax expense of $13 million. As well, during the fourth quarter the Australian and Canadian dollars strengthened 9% and 5%, respectively against the U.S. dollar resulting in a net deferred tax asset increase and deferred tax recovery of $19 million. Net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies, which appreciated against the U.S. dollar during 2003, and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

2. STRATEGIC REVIEW

Overview

Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high-quality portfolio of gold producing assets, and development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1.	Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and minesite exploration programs which add value by reducing costs, increasing production and / or extending the mine life through mineral reserves additions;

2.	Investing in new high-quality assets through exploration, project development and acquisitions; and

3.	Improving the business through innovation to lower costs and provide a competitive advantage — technically, environmentally and socially.

The strategy is being implemented by:

•	Making business decisions based on disciplined financial criteria that appropriately balance costs, benefits and risks;

•	Investing in people, technology and systems to ensure Placer Dome has the skills and expertise to maximize the value of and control the risks at all minesites;

•	Building land positions near current infrastructure and in geological systems where gold discoveries have been repetitive; and

•	Exploring aggressively on these land packages.

As a result of its strategic initiatives, Placer Dome’s longer-term expectation is to enhance its position among major global gold miners with a high-quality, geographically balanced portfolio of operations. The technology focus will advance, intellectually protect and implement new technologies that improve operating performance at its sites. Through implementation of business process redesign, Placer Dome will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy. Placer Dome’s strategic plan is expected to result in a continuation of its high-quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment-grade credit ratings.

Consistent with these strategic objectives, Placer Dome continued to advance these three components of its strategic plan in 2004 as evidenced by the items noted below.

Asset Optimization

Placer Dome is in the third year of a major five-year initiative to standardize core business processes at all of its operations and ensure they are consistent with global best practices. The program consists of a re-design of key business processes, including production, supply chain, asset management and maintenance, business performance measurement, and the implementation of a standard computer platform across the company. The objective of the program is to improve effectiveness and efficiency and extract economies of scale to reduce costs and improve productivity.

On completion of the program at the end of 2007, net annual operating benefits are expected to be $80 million. Some benefits are already being realized in the area of supply chain management, while others will continue to ramp up.

Concurrent with this initiative, Placer Dome is adopting a standard enterprise resource planning system that will be implemented on a phased approach at a number of its key assets. The system will support consistent financial, production and business decisions.

In addition to these Placer Dome wide programs, the following mine-site specific initiatives were commenced and / or completed during 2004:

•	Work on the South Deep Twin Shaft project was completed and commissioning of the shafts commenced during the latter part of the year. The new shaft complex provides for quicker access of personnel and logistic supplies to the centre of mining operations. The rock-hoisting facility now provides direct delivery of ore from 2.76 kilometres underground into the metallurgical plant located adjacent to the shaft complex on surface. The mine is now focused on the commissioning of the Ventilation/Refrigeration system down the new Ventilation shaft. Direct cooling into workplaces will have a better cooling effect on underground conditions relative to the old system. Accelerated development rates can now be achieved on the 90 and 94 levels.

•	An expansion of North Mara mine’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum was completed in the fourth quarter. This is expected to increase estimated annual production to between 280,000 and 300,000 ounces. During the fourth quarter, Placer Dome also took over mining operations from the existing mining contractor at a cost of $16 million, including purchasing its mobile equipment fleet. Owner mining is expected to reduce cost per tonne mined over the life of mine and provide better control over the mining operation. Stage 1 of the Nyabirama pit will be concluded in the second quarter of 2005. It is proposed that this will be followed with the Gokona Stage 1 development, with site preparation commencing in the first quarter of 2005.

•	Activities at the Golden Sunlight mine during the year were focused on pre-stripping of stage 5B. The mine is expected to produce more than 520,000 ounces from 2005 to 2008. A decision to mine stage 2B, which is expected to produce 13,000 ounces at a total cost of $370 per ounce, was made in November 2004. These two projects have accelerated the mill start-up date and therefore the commencement of ore delivery to the mill was moved up to January 2005 from the previously disclosed March 2005.

•	Development work on Campbell’s DC zone is expected to access probable mineral reserves currently estimated at 222,285 ounces as well as additional mineral resources. It will also provide a platform for additional exploration activity in the immediate area. In 2004, the development program focused on expediting production from the DC zone and advancing exploration headings. In 2005, the development will be geared toward accessing the DC zone at depth. The project is expected to cost a total of $19 million of which $13 million has been expended to date. The project is on schedule, on budget and is expected to be completed in 2006.

Placer Dome continues to focus on optimizing the use of mine infrastructures by exploring to expand mineral reserves at existing operations. Exploration expenditures totaled $77 million in 2004, $52 million of which related to existing mines with major focuses on the Cortez, Kalgoorlie West, Musselwhite, North Mara and Porcupine operations. In addition to the mine site focus, drill programs were completed in 2004 or are under way at nine projects and drill target definition is proceeding on a further 14 to 20 projects Placer Dome has worldwide.

Investment in New High-quality Assets

Placer Dome is advancing a number of significant development opportunities. These include projects at the existing Cortez mine site and four greenfields developments. Subject to Placer Dome’s internal approval processes, it intends to make a decision on whether to develop each of the Cortez Hills open pit, the Cerro Casale project and the Pueblo Viejo project by the end of 2005. For more details on these projects, see Development Projects in the Outlook section of this MD&A.

In addition to progress on the development projects, the following mine-site specific investments were initiated, progressed and / or completed during 2004:

•	Construction work at Turquoise Ridge was completed. Ongoing development work continued during 2004 and is expected to be complete in 2005 with operations expected to reach annualized production of 300,000 ounces (Placer Dome’s share 225,000 ounces) of gold in 2006.

•	At Porcupine, the Pamour open pit mine was approved in the first quarter. Pre-stripping of the open pit commenced in the fourth quarter, with gold production expected to start in the third quarter of 2005. Modifications to the existing mill to allow for the processing of the harder Pamour ore were completed in December 2004, six weeks ahead of schedule. Mill recoveries are expected to increase by approximately 1.5 to 2% as a result of the improvements. Placer Dome’s share of the capital cost of the Pamour mine and mill modifications is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next 10 years.

•	The development of Kalgoorlie West’s Raleigh underground mine commenced in July. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2005 and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with the majority of this expenditure in 2005. Placer Dome’s share of production over the six-year mine life is expected to be approximately 250,000 ounces.

•	At the Granny Smith mine, the Wallaby underground feasibility study and related underground development continued during 2004. The study is scheduled for completion in the second quarter of 2005, with the primary goal of delineating the Zone 60/250 ore body and justifying its exploitation via an underground mining operation. Delineation drilling has been conducted from surface within the Wallaby open pit and from an underground drill drive developed as part of the feasibility study. The study also includes trial underground mining in three lenses in the upper areas of the proposed underground mine. This trial is expected to result in the production of approximately 46,000 ounces during the feasibility study period, resulting in the study having a net cost of approximately $6 million.

Innovation

Placer Dome has an ongoing research and technology initiative aimed at developing new technologies that improve operating performance at its sites. The group is currently advancing 25 projects through assessment, study and feasibility. Included in these are the following:

The Cortez mine continues to evaluate the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two novel processes. One method uses a thiosulfate tank leaching process, and the other uses a modified cyanide-based leaching process. Both processes are through the preliminary piloting stage and engineering is at the pre-feasibility level. Additional piloting continues on both processes with an implementation strategy for Cortez to be developed by the end of 2005. The selected alternative may revise Cortez’s strategy to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

Mine testing of the “MiniMole”, also named GARTH, took place during the second half of 2004 in an underground site at the Campbell Mine. This represented the world’s first demonstration of a hard-rock mining machine in a near-vertical ore vein. The research program is pursuing the development of novel hardrock excavation equipment that will allow selective mining of narrow vein and reef-type deposits. The four-month underground trial involved comparing two rock cutting methods and evaluating cutter wear rates, machine capability in actual mine conditions and overall system reliability. The quality of the results obtained from this first trial warrant continuation of the research effort and will lead to the design of the next-generation prototype excavation system.

3. OUTLOOK

Operations

Placer Dome’s gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels. The resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast to be between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates and energy costs and other commodity input costs. See the Review of Mining Operations section for targets for specific mines.

Copper production for 2005 is expected to be between 410 and 420 million pounds, decreased from previous 2005 production guidance of 430 million pounds, in line with 2004 levels as higher recoveries at Zaldívar are expected to offset decreased production at Osborne. Placer Dome’s share of cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound assuming prevailing foreign exchange rates and continuing high commodity input and shipping costs. See the Review of Mining Operations section for targets for specific mines.

Consolidated capital expenditures, including pre-stripping, are anticipated to be approximately $260 million in 2005. Major investments include $32 million at North Mara for the Gokona Pit start-up, $24 million at Cortez for mobile equipment and further development of Cortez Hills, $15 million at Porcupine for the continued development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $11 million at South Deep for underground development and infrastructure, $8 million at Kanowna Belle for mine development and $7 million for development at Osborne. In addition, Placer Dome’s share of deferred stripping expenditures in 2005 is anticipated to be approximately $35 million.

Exploration expenditures in 2005 are anticipated to be approximately $90 million, up from $77 million in 2004. About $60 million of this total will be allocated to exploration activities within an economic radius of existing mine sites, with the highest spending levels at Cortez, Campbell, Kanowna Belle, Kalgoorlie West, North Mara and Granny Smith.

Placer Dome also plans to spend approximately $55 million in 2005 on resource development, technology advancement, gold marketing and other related items. The largest component, $23 million, relates to its development project portfolio. Before allowance for non-cash stock-based compensation (see note 1 to the Consolidated Financial Statements), expenditures on general and administrative items are forecast to be approximately $72 million in 2005, up from $64 million in 2004 due to the continued strength of other currencies against the U.S. dollar and additional information technology support expenditures.

Exploration and Development Projects

Note: For details concerning mineral reserve and mineral resource estimates at Cortez Hills and mineral resource estimates at the Corporation’s other exploration and development projects (including qualified persons) refer to the Corporation’s press release dated February 23, 2005 available at www.placerdome.com. The qualified person responsible for other scientific or technical information concerning development projects is Alfred L. Hills, P.Eng, Vice-President, Evaluations. Readers are advised that mineral resources that have not been classified as mineral reserves do not have demonstrated economic viability.

The Cortez Hills project, on the 60% owned Cortez Joint Venture property, encompasses a high-grade open pit exploration discovery made in 2003 combined with an adjacent lower grade deposit known as the Pediment deposit.

Exploration activities continued throughout the year on the 60% owned Cortez Hills/Pediment complex with a feasibility study on the project commencing in the third quarter of 2004. More than 150 holes were drilled on the deposits in 2004 of which about 60% were targeted at resource definition, 30% at resource expansion and 10% at condemnation drilling to allow for planning of infrastructure sites. Exploration during the year was successful in further defining a steeply dipping high-grade deposit amenable to open pit mining and has identified a shallow dipping, high-grade mineral resource that will be investigated for mining with underground techniques. The open-pit portion of the deposit is sufficiently defined to allow for feasibility study work to be completed on the deposit. The deposit remains open at depth to the west.

At December 31, 2004 Placer Dome’s share of the Cortez Hills proven and probable gold mineral reserve was 4.4 million ounces consisting of 3.4 million ounces proven (20.2 million tonnes at average grade of 5.25 g/t) and 1.0 million ounces probable (8.5 million tonnes at average grade of 3.50 g/t), an increase of 1.2 million ounces from year-end 2003. The mineral reserve estimate is reduced slightly from mid-year as geotechnical work has resulted in a flattening of some of the pit wall angles leading to a shallower open pit. A portion of the mineral reserves have been reclassified as mineral resources. Geotechnical work will continue in the first half of 2005 and will include assessing the potential for steepening pit walls. The potential to extract pit bottom mineral resources from underground will also be assessed at a later date.

The feasibility study on the deposit is scheduled for completion during the second half of the year and is examining, among other issues, optimal mining configurations, transportation of ore to the Pipeline mill and the merits of expanding the Pipeline mill.

Development and condemnation drilling will continue as part of the Cortez Hills/Pediment development. Limited exploration on the Cortez Hills deposit will occur in 2005. Placer Dome has budgeted more than $8 million in 2005 for continued feasibility study work on Cortez Hills/Pediment. As part of the exploration of the overall deposit, the joint venture is examining the merits of driving an exploration drift from a nearby existing Cortez open pit to allow for more effective exploration of underground targets. A decision on this issue is expected in the third quarter of 2005.

The Pueblo Viejo project is assessing the viability of mining a 15 million ounce refractory gold mineral resource from an historic mining area in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002.

Placer Dome has completed a pre-feasibility study on the Pueblo Viejo property that contemplates a conventional open pit mining operation, sourcing ore from the Monte Negro and the Moore deposits. The processing circuit selected for the study consists of a standard crushing and grinding circuit followed by whole ore pressure oxidation with a conventional carbon-in-leach cyanide leach circuit to recover the gold. Gold recoveries are expected to range between 89% and 94% depending on ore type, with silver recoveries averaging about 5%. The processing plant capacity is anticipated at approximately 15,000 tonnes per day. Capital costs for the mine are estimated at between $800 million and $850 million including, a 15% contingency of approximately $100 million.

Production from the mine, if constructed, is expected to average about 800,000 ounces of gold annually over the first six years of the mine life and between 600,000 and 650,000 ounces per year over a 17-year mine life. Cash costs are expected to average approximately $200 per ounce over the life of the mine, including royalties payable to the Dominican government.

Placer Dome is moving the project to feasibility study with completion expected in the second half of 2005. Power supply is a key issue that remains to be fully addressed during the feasibility study. Power costs used in the pre-feasibility study were based on an owned coal-fired power plant being constructed near existing power facilities on the south coast of the country. The capital cost to build a 125 megawatt power plant is estimated at $175 million to $200 million and is not included in the above capital cost estimate. A number of owned and third party alternatives for power supply are being studied.

The Cerro Casale project contemplates mining a large gold-copper porphyry deposit in the Andean highlands in Chile. Cerro Casales is one of the world’s largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%). Placer Dome acquired its interest in 1998 for a cash payment, funding of a feasibility study and the commitment to fund up to $1.3 billion for construction of the mine. Placer Dome completed a feasibility study on the project in 2000. At the time the project was not economic. The feasibility study was updated for then contemporary capital and operating cost estimates in early 2004.

Placer Dome issued a certificate to its partners in late September 2004 indicating that it had commenced or is continuing to use reasonable efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders’ agreement. Subject to the terms of the shareholders’ agreement, Placer Dome has until the end of 2005 to arrange such financing.

Since that time, the focus of efforts has been on the commercial arrangements for the project. These specifically include the above referenced financing, power supply contracts and off take arrangements. A technical review of the project is also under way, examining optimization opportunities. Additionally, the capital and operating costs for the project are being reviewed to assess any impact of continued cost inflation.

Placer Dome’s share of Cerro Casale’s estimated measured and indicated mineral resources is 13.0 million ounces of gold and 3.3 billion pounds of copper. This project contemplates a large-scale open pit mine that could produce (Placer Dome’s share) approximately 500,000 ounces of gold and 65,000 tonnes of copper per year over an 18-year mine life.

Based on work completed in early 2004, capital costs for the project were estimated at $1.65 billion on a 100% basis. Assuming a copper price of $0.95 per pound, Cerro Casale’s cash costs are projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce.

The Donlin Creek project contemplates an open pit operation mining a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40% by funding $32 million of exploration and development, completing a feasibility study on the project and by making a decision to build a mine to produce at least 600,000 ounces of gold per year (on a 100% basis). Placer Dome’s share of the project’s measured and indicated gold mineral resource and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively.

Work in 2004 consisted of a preliminary assessment on the viability and economics of the project. Based on this work, Placer Dome is committing $11 million to the development of the project in 2005. About half of the funds will be used for drilling to reclassify a portion of the inferred gold mineral resource to a measured and indicated gold mineral resource. Work on design concepts, infrastructure planning, power supply and geotechnical requirements are also ongoing. Baseline environmental studies are being completed in order to commence the permitting process later this year.

In north-central British Columbia, a pre-feasibility study is expected to commence shortly on the Mount Milligan project, a large gold-copper porphyry deposit containing estimated measured and indicated mineral resources of 5.6 million ounces of gold and 1.7 billion pounds of copper. During 2005, the focus of activities will include additional conventional metallurgical test work and an investigation of new concentrate processing options to improve the technical aspects of the project. A decision will be made in 2005 on whether a feasibility study is warranted.

Hedging and Sensitivities

In 2005, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to 7.5 million ounces of gold by delivering into contracts.

The sensitivity of annual net earnings to key metal price changes based on metal prices of $400 per ounce for gold and $1.20 per pound for copper and projected 2005 sales volumes is estimated as follows:

		Change in 2005 net earnings
		Increase in price		Decrease in price
	Price change		Per share		Per share
	($)	(millions of $)	($)	(millions of $)	($)

Gold	25.00/oz.	46	0.10	(44)	(0.10)
Copper	0.05/lb.	11	0.03	(13)	(0.03)

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs and non-hedge derivatives of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2005 sales volumes is estimated as follows:

		Change in 2005 net earnings
		Local currencies		Local currencies
		appreciate by 10%		depreciate by 10%
	Rate
	December 31,		Per share		Per share
	2004	(millions of $)	($)	(millions of $)	($)

Australian dollar	1.2847	(10)	(0.02)	14	0.03
Canadian dollar	1.2037	(3)	(0.01)	7	0.02
Chilean peso	556	(6)	(0.02)	6	0.02
Papua New Guinean kina	3.05	(3)	(0.01)	3	0.01
South African rand	5.66	(8)	(0.02)	8	0.02

4. REVIEW OF MINING OPERATIONS

PRODUCTION AND OPERATING SUMMARY
			For the twelve months ended December 31								Estimated annual 2005
	Placer			Placer Dome’s Share
	Dome’s share		Mine	Millfeed			Production		Cost per unit (2)		Production	Cost per unit (12)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
Mine	production)		earnings (1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total

GOLD
Canada
Campbell	100%	2004	$14	446	15.3	95.7	209,045	+6%	276	344	200,000	285	365
		2003	$21	363	17.6	96.1	197,114		202	264

Musselwhite	68%	2004	10	99 2	5.3	95 .8	163,386	+8%	269	345	165,000	275	355
		2003	4	905	5.5	95.5	151,422		250	330

Porcupine	51%	2004	20	2,038	3.4	91 .9	201,710	-13%	236	310	185,000	255	335
		2003	22	2,106	3.7	92.4	233,101		206	262

United States
Bald Mountain(3)	100%	2004	2	2,019	0.8	t	46,685	-48%	349	379	90,000	330	380
		2003	8	4,125	0.7	t	90,601		228	279

Cortez(3),(4),(5)	60%	2004	125	22,899	1.2	t	630,801	-1%	162	201	515,000	185	225
		2003	115	14,399	1.8	t	639,241		135	172

Golden Sunlight (6)	100%	2004	1	—	—	—	2,419	-99%	—	—	100,000	265	335
		2003	52	2,245	4.0	82.1	234,946		143	151

Turquoise Ridge(7)	75%	2004	(1)	323	13.5	90.4	126,921	+37%	343	352	150,000	280	300
	100%	2003	8	211	14.3	95.7	92,965		215	220

Australia
Granny Smith	100%	2004	(10)	4,434	2.1	89.3	267,267	-5%	354	440	325,000	310	420
		2003	11	3,955	2.5	88.8	280,129		246	320

Henty	100%	2004	17	288	16.0	96.4	143,064	+40%	170	283	110,000	210	335
		2003	3	289	11.4	95.6	102,070		204	308

Kalgoorlie West	100%	2004	(1)	3,053	2.7	95.6	262,553	-34%	335	418	250,000	350	430
		2003	(4)	3,438	3.8	95.2	396,254		271	364

Kanowna Belle	100%	2004	22	1,900	4.4	89.4	237,291	-10%	254	316	245,000	280	360
		2003	21	1,909	4.9	89.0	262,889		204	283

Osborne (8)	100%	2004	t	1,533	1.0	82.3	41,630	+11%	t	t	40,000	t	t
		2003	t	1,485	1.0	80.5	37,357		t	t

Papua New Guinea
Misima (9)	80%	2004	6	1,850	0.8	87.5	40,522	-57%	275	281	—	—	—
		2003	4	4,471	0.7	87.6	94,837		276	310

Porgera	75%	2004	116	4,691	5.8	88.4	764,809	+20%	192	242	720,000	255	307
		2003	30	4,242	5.3	87.6	638,940		256	320

Chile
La Coipa (10)	50%	2004	15	3,282	1.1	81.2	90,932	-9%	231	300	100,000	245	325
		2003	10	3,208	1.2	83.6	99,637		208	291

South Africa
South Deep	50%	2004	(5)	1,100	6.2	97.2	214,293	-3%	394	437	230,000	350	400
		2003	4	979	7.2	96.9	220,371		301	342

Tanzania
North Mara (11)	100%	2004	25	2,128	3.4	92.0	208,484	+133%	230	289	290,000	230	320
		2003	7	869	3.4	93.5	89,525		225	301

Metal hedging loss		2004	(60)
		2003	41

Currency hedging gain		2004	20						(6)	(6)
		2003	12						(3)	(3)

TOTAL GOLD		2004									3,650,000-	250-260	315-325
			$316				3,651,812	-5%	238	299	3,750,000
		2003	$369				3,861,399		215	274

COPPER
Osborne (8)	100%	2004	25	1,533	2.7	93.9	87,404	-7%	0.69	0.89	80,000	0.91	1.09
		2003	(1)	1,485	3.0	96.0	93,638		0.56	0.74

Zaldívar (3)	100%	2004	229	18,169	1.0	t	325,406	-2%	0.51	0.66	332,000	0.55	0.68
		2003	56	16,942	1.1	t	331,720		0.51	0.66

Metal hedging loss		2004	(60)
		2003	(5)

TOTAL COPPER		2004									410,000-	0.60-0.65	0.75-0.80
			$194				412,810	-3%	0.55	0.71	420,000
		2003	$50				425,358		0.52	0.68

Other (1)		2004	(29)
		2003	(25)

CONSOLIDATED MINE		2004	$481
OPERATING EARNINGS (1)		2003	$394

Notes to the Production and Operating Summary:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. Mine operating earnings are comprised of sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to CICA 3465 Income Taxes on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation is required to gross up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. Other mine operating earnings include a charge of $12 million (2003 — $8 million) related to the amortization of the property, plant and equipment allocation. Balance includes $6 million (2003 — $5 million) for Porgera, $3 million (2003 — $1 million) for North Mara, $1 million (2003 — $2 million) for Kalgoorlie West and $1 million (2003 — nil) for each of Kanowna Belle and Henty

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	2004	2003	2002
	$ / oz.	$ / oz.	$ / oz.

Direct mining expenses	236	205	163
Stripping and mine development adjustment	(15)	(3)	4
Third party smelting, refining and transportation	1	1	1
By-product credits	(1)	(1)	(1)

Cash operating costs per ounce	221	202	167

Royalties	15	12	10
Production taxes	2	1	3

Total cash costs per ounce	238	215	180

Depreciation	33	34	43
Depletion	23	22	10
Reclamation and mine closure	5	3	4

Total production costs per ounce	299	274	237

(3)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(4)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(b) to the consolidated financial statements for more details). This new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and a decrease to the net earnings in 2003 of $1 million and an increase in 2002 of $5 million.

(5)	The Cortez mine processes material by way of carbon-in-leach and heap leaching.

	Millfeed	Grade	Recovery	Production
	(000s tonnes)	(g/t)	(%)	ozs.

Carbon-in-leach (“CIL”)
2004	1,856	5.4	88.3	285,645
2003	2,071	6.5	89.8	390,087

Heap leach
2004	20,789	0.7	Note 3	297,371
2003	12,049	0.9	Note 3	198,107

Sale of carbonaceous ore
2004	254	6.8	86.6	47,785
2003	278	6.7	85.1	51,047

Total 2004	22,899	1.2	Note 3	630,801
2003	14,398	1.8	Note 3	639,241

(6)	Production from Golden Sunlight was suspended in December 2003 and operations will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.

(7)	Production from the Turquoise Ridge mine relates to third party ore sales. In December 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine’s results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver was a by-product at the Misima mine, where grade, recovery and Placer Dome’s share of production for silver were 7.1 grams of silver per tonne, 35.8% and 162,000 ounces, respectively for 2004, and 7.5 grams of silver per tonne, 38.5% and 433,000 ounces, respectively, for 2003. Mining was completed at Misima in May 2001, but processing of stockpiles continued until May 2004.

(10)	Gold and silver are accounted for as co-products at the La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to the gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 151,064 ounces for 2004 and 154,519 ounces for 2003. At La Coipa (50%), grade, recovery and production for silver were 60.8 grams of silver per tonnes, 57.5% and 3,693,000 ounces, respectively for 2004 and 65.0 grams of silver per tonne, 60.7% and 4,067,000 ounces, respectively, for 2003.

(11)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owns 100% of the open pit North Mara mine in northern Tanzania.

(12)	Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.00, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2004 these exchange rates were 1.2036, 1.2847, 3.05, 556, and 5.66 to 1, respectively.

2004 compared with 2003

Mine operating earnings were $481 million in 2004, 22% higher than 2003 due primarily to higher contributions from copper, partially offset by lower gold operating earnings.

Gold operating earnings decreased 14% in 2004 to $316 million, compared with $369 million in 2003. Gold sales revenue was $1,435 million in 2004 compared with $1,458 million in the prior year, a decrease of 2% reflecting a 6% decrease in sales volume, partially offset by a $17 per ounce increase in the average realized price. Consolidated gold production in 2004 decreased 6% to 3,662,000 ounces from 3,885,000 ounces in 2003 reflecting the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West and Granny Smith mines. This was partially offset by the acquisition of the North Mara mine in July 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines.

The increase in average realized sales price was due to a 13% increase in the average spot gold price, offset by a decrease in the contribution from Placer Dome’s precious metals sales program to negative $60 million in 2004 from positive $41 million in 2003. Placer Dome’s share of cash and total production costs per ounce for 2004 were $238 and $299, respectively, compared with $215 and $274 in 2003. The increase in cash costs per ounce was due primarily to the appreciation of the Canadian and Australian dollars, the Papua New Guinean kina, the South African rand and the Chilean peso and against the U.S. dollar (cumulatively $14 per ounce), increased global energy prices ($6 per ounce) and other commodity input costs, partially offset by a positive $20 million contribution from Placer Dome’s currency hedging program. The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, South African rand and the Chilean peso to the U.S. dollar appreciated 8%, 13%, 13%, 17% and 13%, respectively, from 2003 to 2004.

Copper operating earnings of $194 million in 2004 were 288% higher than 2003 due primarily to a 44% higher realized price per pound and a 5% increase in sales volume, partially offset by increased costs at Osborne. Copper sales revenue was $487 million compared with $318 million in 2003, reflecting the increase in the average realized price and a 5% increase in sales volume, partially offset by a negative contribution of $60 million (2003 — $5 million) from Placer Dome’s copper hedging program. Consolidated copper production was 413 million pounds (187,244 tonnes), a 3% decrease from 2003 due to lower production from the Osborne and Zaldivar mines. Consolidated cash and total production costs per pound of copper were $0.55 and $0.71, respectively, compared with $0.52 and $0.68, respectively, in 2003. The increase was due to higher costs at Osborne related to the appreciation of the Australian dollar, higher royalties and shipping charges and lower production.

Canada

•	Production at the Campbell mine in 2004, at 209,045 ounces, was 6% above 2003 levels, as higher tonnage more than offset lower grades. Cash costs per ounce, at $276, increased 37% from the prior year primarily due to the processing of increased tonnage of lower-grade ore, increased development work and the stronger Canadian dollar. Gold production in 2005 is expected to be 4% lower than 2004 due to anticipated lower grade. Cash costs per ounce are expected to be 3% higher than 2004 levels due to lower production and the continued strength of the Canadian dollar. (See the Strategic Review section for update on DC zone development.)

•	Placer Dome’s share of production at Porcupine in 2004 was 201,710 ounces, 13% lower than 2003 due to lower throughput, grades and recoveries. This reflects a reduction in production from the Dome underground which closed as planned in late May 2004, partially offset by increased production from the lower-grade Dome open pit. Cash costs per ounce, at $236, were negatively impacted by lower production levels and the stronger Canadian dollar. Gold production in 2005 is expected to be 8% lower than 2004 due to the planned closure of the Dome open pit in the third quarter of 2005, offset partially by production from the lower-grade Pamour pit. Overburden removal at the Pamour pit commenced in the fourth quarter of 2004 with gold production expected to start in the third quarter of 2005 (see the Strategic Review section). Cash costs per ounce are expected to be 8% higher than in 2004 due to lower production levels and the continued strength of the Canadian dollar.

United States

•	Placer Dome’s share of production from the Cortez mine in 2004, at 630,801 ounces, was 1% below 2003 as increases in heap leach production due to increased tonnage were partially offset by lower heap leach grade and lower CIL production due to lower grades. Unit cash production costs at $162 per ounce were 20% above 2003 levels, primarily due to lower CIL grades and an increased proportion of production from relatively lower-grade heap leach ore.

During 2004 work continued on the Cortez Hills deposit (see the Development Projects section).

Gold production in 2005 is expected to be 18% lower than in 2004 primarily due to lower CIL and heap leach grades. Cash and total production costs are expected to rise by about 14% to $185 per ounce and 12% to $225 per ounce, respectively, compared with 2004 due to lower production.

•	At the Bald Mountain mine, production in 2004 was 46,685 ounces, 48% lower than 2003 with a corresponding increase in cash costs. Activities at the site during 2004 were focused on pre-stripping and waste removal of Stage 7 of Bald Mountain’s Top Pit to facilitate sustained ore production beginning in the third quarter of 2005. Production at Stage 7 is scheduled to ramp up during 2005 and is expected to continue until the first quarter of 2007, with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2005 is expected to be 93% higher than in 2004 due to full development of the ore body where higher grades and lower strip ratios exist.

•	Production at Golden Sunlight was 2,419 ounces in 2004, down from 234,946 in 2003. Mining from the open pit and the underground mines ceased in August and December 2003, respectively. Production from Golden Sunlight was suspended in December 2003 and recommenced in January, 2005 when ore was delivered to the mill from Stages 5B and 2B. Production in 2005 is expected to be 90,000 ounces, at a cash cost per ounce of $265. (see the Strategic Review section).

•	Placer Dome’s share of production from Turquoise Ridge was 126,921 ounces in 2004, 37% above 2003, representing a full year of production, partially offset by a lower ownership percentage. Construction work at Turquoise Ridge was completed during 2004 (see the Strategic Review section). Placer Dome’s 75% share of gold production from the Turquoise Ridge and Getchell mines in 2005 is expected to be 150,000 ounces. Placer Dome’s share of cash and total costs per ounce for the production of ore is expected to be $280 and $300, respectively. These unit costs do not include the cost of processing the ore.

Australia and Papua New Guinea

•	At the Porgera mine, Placer Dome’s share of production in 2004, at 764,809 ounces, was 20% above 2003 primarily due to higher throughput, reflecting the installation of the secondary crusher, and higher grades. Cash costs per ounce were $192 or 25% lower than the prior year, as increased production more than offset strengthening currencies.

Placer Dome’s share of gold production in 2005 is expected to be 720,000 ounces, a 6% decrease over 2004. The production in the first half of 2005, sourced from Stage 4, is expected to be marginally higher than the comparative 2004 period, however the second half of 2005 will be sourced from Stage 5, which has harder ore and lower grades, resulting in 14% lower production than in the first half of the year. Unit cash costs are expected to increase by approximately 33% in 2005 from 2004 due to lower production levels, increased operating costs, and the continued weakness of the U.S. dollar.

•	At the Granny Smith mine, production in 2004, at 267,267 ounces, was 5% below that of the prior year due to the planned processing of low-grade stockpile ore in the first half of the year while stripping activities continued on Stage 3 of the Wallaby open pit. In the second half of the year, production was 14% above the prior-year period due to the processing of softer ore from Stage 3. Cash costs per ounce were $354, a 44% increase over the prior-year period due to lower production, and the continued strength of the Australian dollar against the U.S. dollar.

In 2005, production is expected to be approximately 325,000 ounces, a 22% increase from 2004 due primarily to higher open pit grades and minimal milling of low grade stockpiles. Unit cash costs are expected to decrease by 12% in 2005 due to higher production, partially offset by higher costs and the appreciation of the Australian dollar against the U.S dollar. The Wallaby underground feasibility study will continue in 2005 (see the Strategic Review section).

•	Production from Kalgoorlie West in 2004, at 262,553 ounces, was down 34% from 2003 due to the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in December 2003. Cash and total costs per ounce were $335 and $418, respectively, a 24% and 15% increase from 2003 due to the use of low-grade ore to supplement mill feed, and the continued strength of the Australian dollar against the U.S. dollar.

In 2005, production is expected to be about 250,000 ounces, a decrease of 5% from 2004. Unit cash costs are expected to be $350 per ounce, 4% higher than in 2004 due to lower production levels.

•	At the Kanowna Belle mine, production for 2004 was 237,291 ounces, 10% below 2003 due to lower grades, as ground problems, in the first quarter, resulted in the use of low-grade stockpiled ore to supplement the mill feed, and delays in processing, caused by the high sulphur content of the ore. Cash and total costs per ounce were $254 and $316, respectively, a 25% and 12% increase from 2003 due to lower production and the appreciation of the Australian dollar against the U.S. dollar. In 2005, production is expected to be about 245,000 ounces, an increase of 3% over 2004. Unit cash costs are expected to increase by approximately 10% to $280 per ounce due to higher operating costs and the continued strength of the Australian dollar against the U.S. dollar.

•	At the Osborne mine, copper and gold production in 2004 were 87 million pounds (39,646 tonnes) and 41,630 ounces respectively, a decrease of 7% and an increase of 11% from 2003 levels as higher throughput was offset by lower grades and recovery for copper, but for gold was further increased by higher recoveries. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.69 and $0.89, respectively, a 23% and 20% increase, respectively from 2003 due to higher shipping costs and the appreciation of the Australian dollar against the U.S. dollar. Copper and gold production for 2005 are expected to decrease 8% and 4%, respectively from 2004 levels. Cash and total costs per pound are expected to increase 32% and 22%, respectively to $0.91 and $1.09, respectively due to lower production, higher smelting and refining charges, increased mine development costs and the continued strength of the Australian dollar against the U.S. dollar.

•	At the Henty mine, gold production in 2004 was 143,064 ounces, a 40% increase over 2003 levels due to higher grades. Cash and total costs per ounce were $170 and $283, respectively, 17% and 8% below 2003 levels as higher production more than offset the appreciation of the Australian dollar against the U.S. dollar. In 2005, production is expected to be about 110,000 ounces, 23% lower than 2004, as grades return to previous levels. This, combined with the appreciation of the Australian dollar against the U.S. dollar is expected to increase cash and total costs per ounce to $210 and $335, respectively.

South Africa and Tanzania

•	At the South Deep mine, Placer Dome’s share of production for 2004 was 214,293 ounces, 3% below 2003 due to lower milled grade. Ongoing issues relating to the implementation of continuous operating working arrangements and the cessation of mining in uneconomic stopes resulted in the need to use low-grade surface ore to supplement the mill feed. Unit cash and total production costs increased by 31% and 28%, respectively, to $394 and $437 per ounce, respectively, due primarily to an 18% appreciation in the average exchange rate of the rand for the U.S. dollar. See the Risks and Uncertainties section for the status of the proposed Mineral and Petroleum Resources Development Act and associated legislation.

During 2004, work on the South Deep Twin Shaft project was completed (see the Strategic Review section).

In 2005, Placer Dome’s share of gold production is expected to be approximately 230,000 ounces, a 7% increase over 2004 due to higher throughput and grades. Unit cash costs are expected to decrease by approximately 11% to $350 per ounce in 2005 from 2004 due to higher production levels, the weakening of the Rand relative to the U.S. dollar, and a reduced work force. Early in 2004, South Deep restructured and reduced management. In the fourth quarter, as part of its ongoing efforts to improve mine costs, the South Deep mine completed a restructuring which reduced the work force by approximately 350 people.

•	At the North Mara mine, production was 208,484 ounces, a 133% increase over 2003 due primarily to the inclusion of the operation for the entire 2004 year. On July 23, 2003, Placer Dome completed the acquisition of the North Mara open pit gold mine in Northern Tanzania. Accordingly, results of operations of the North Mara mine have been included from that date forward. Cash costs, at $230 per ounce were in line with the prior year’s levels. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum and an assumption of mining operations from the existing contractor were completed in the fourth quarter of 2004 (see the Strategic Review section). Gold production in 2005 is expected to be approximately 290,000 ounces, 39% above 2004 due to the mining operations moving into the higher grade Gokona pit where ore should be exposed in the fourth quarter, increased mining activity through the purchase of additional mining capacity, and the increased mill throughput. Cash costs per ounce, at $230, are expected to be in line with 2004, however total costs per ounce are expected to increase to $320 due to additional depreciation related to the plant upgrade, the purchase of the mining fleet and the startup of the Gokona pit.

Chile

•	At the Zaldívar mine, 2004 results were in line with the prior year’s as it produced 325 million pounds (147,602 tonnes) of copper, at a cash and total cost per pound of $0.51 and $0.66 respectively. In 2005, production is targeted at 332 million pounds (150,500 tonnes), as the recovery issue mentioned above reverses, with cash costs increasing to $0.55 per pound, reflecting higher acid, fuel, labor and parts costs.

2003 compared with 2002

Mine operating earnings were $394 million in 2003, 27% higher than 2002 due primarily to higher contributions from gold.

Gold operating earnings increased by 34% in 2003 to $369 million compared with $276 million in 2002. Gold sales revenue was $1,458 million in 2003 compared with $945 million in the prior year, an increase of 54% reflecting a 40% increase in sales volume and a $33 per ounce increase in the average realized price. Consolidated gold production in 2003 increased by 36% to 3,885,000 ounces from 2,852,000 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002 and East African Gold effective July 23, 2003 and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

The increase in average realized sales price was due to a 17% increase in the average spot gold price partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $41 million in 2003 from $86 million in 2002. Placer Dome’s share of cash and total production costs per ounce for 2003 were $215 and $274, respectively, compared with $180 and $237 in 2002. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinea kina against the United States dollar (cumulatively $12 per ounce); and increased global energy costs ($6 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina and South African rand to the U.S. dollar appreciated 12%, 20%, 9% and 40%, respectively, from 2002 to 2003.

Copper operating earnings of $50 million in 2003 were 14% higher than 2002 due primarily to a 13% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue was $318 million compared with $289 million in 2002, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production was 425.4 million pounds (192,960 tonnes), approximately the same as last year due to lower production from the Osborne mine being mostly offset by increased production at the Zaldivar mine. Consolidated cash and total production costs per pound of copper were $0.52 and $0.68, respectively, compared with $0.46 and $0.60, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

5. REVIEW OF FINANCIAL RESULTS

General and Administrative Expenses

General and administrative expenses were $64 million in 2004, $51 million in 2003 and $40 million in 2002. Both 2004 and 2003 were negatively impacted by the weakening of the U.S. dollar. Expenses in 2004 were also adversely impacted by increased corporate activity. Costs in 2003 were also impacted by costs associated with the integration of the AurionGold and East African Gold operations .

Exploration Expense

	2004	2003	2002
	$	$	$

Minesites	52	54	28
Other projects	25	23	24

	77	77	52

Expenditures for minesite exploration, where the probability of success and benefit is highest, was similar to 2003. In 2003, such exploration increased to $54 million compared with $28 million in 2002. The increase was due in part to Placer Dome’s strategic focus on increasing the percentage of exploration dollars spent at existing minesites. The Kalgoorlie region and Campbell mine continued to be the largest areas of focus in 2004.

Resource Development, Technology and Other Expenses

	2004	2003	2002
	$	$	$

Pueblo Viejo development study	14	9	3
Donlin Creek development study	7	6	—
Cerro Casale feasibility study and holding costs	3	1	1
Turquoise Ridge development and holding costs	—	6	15
Other	5	3	—

Total Resource Development and Holding Costs	29	25	19
Corporate development and business improvements	12	14	7
Technology	7	10	7
Gold marketing	7	6	7
Amortization of mineral rights acquired	2	10	—
Equity Silver reclamation	1	2	12
Turquoise Ridge environmental	—	(9)	—
Other	5	6	3

	63	64	55

Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Development and holding costs for Turquoise Ridge in 2003 and 2002 related to ongoing site costs subsequent to the suspension of Getchell’s mining operations and standby costs as Turquoise Ridge ramps up.

During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment (see note 2(c) to the Consolidated Financial Statements). Reclamation

costs for Equity Silver in 2002 related to an accrual for additional capital expenditures to upgrade water treatment facilities.

Write-downs of Assets and Restructuring Charges

In 2004, a write-down of mining assets and restructuring charges totalled $20 million ($14 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in $16 million of write-offs. Restructuring charges of $4 million were incurred, primarily at the South Deep mine due to the restructuring and reduction of the work force.

Annually, or more frequently as circumstances require, Placer Dome performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mining interest impairment analyses were performed using a long-term gold price of $375 per ounce in 2004, $350 per ounce in 2003 and $300 per ounce in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, no write-downs of mining properties were required.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the mineralized material, the efficiency of the gold recovery, and the ultimate costs to extract and process the ore. Should the gold price fall below the $375 per ounce level over the longer-term, or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains (Losses)

	2004	2003	2002
	$	$	$

Realized non-hedge derivative gains (losses)
Currencies	1	—	—
Metals	(20)	(5)	—
Unrealized non-hedge derivative gains (losses)
Currencies	3	—	—
Metals	(12)	21	(12)

	(28)	16	(12)

Effective January 1, 2004, Placer Dome adopted Accounting Guideline 13, Hedging Relationships (“AcG 13”) and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (“EIC-128”). AcG-13 establishes new criteria that must be met before an entity can apply hedge accounting treatment, whereby the change in the market value is deferred until the forward date identified at the contract inception. EIC 128 requires that a derivative financial instrument that does not qualify for hedging accounting under AcG-13 be recognized on the balance sheet at fair value and any subsequent changes in fair value be recognized in current period earnings. In accordance with EIC-128, the new accounting treatment is applied prospectively, with the fair value of the derivative financial instruments as of January 1, 2004, recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery date. Any subsequent changes in fair value will be recognized in earnings as Non-hedge derivative gains (losses). The impact in 2004 was a charge of $7 million net of tax.

In 2004, Placer Dome realized losses on metals derivatives on gold and copper option contracts as prices increased. The unrealized metal loss in 2004 reflected the increased gold price. The gain of $16 million in 2003 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year, partially offset by an increasing gold price. The loss of $12 million recorded in 2002 relates primarily to the mark-to-market value adjustment on portions of the AurionGold precious metals program.

Investment and Other Business Income (Losses)

	2004	2003	2002
	$	$	$

Interest income	17	6	10
Gains on sales of investments and assets	6	—	9
Interest income on sale of water rights	5	6	6
Foreign exchange losses	(12)	(26)	(2)
Dividend income	—	—	5
Other	6	13	12

	22	(1)	40

Interest income in 2004 was $11 million higher than the prior year due to higher average cash and investment balances and interest rates. The decline in interest income in 2003 was due to lower short-term interest rates and lower average cash and investment balances. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. The 2004 and 2003 foreign exchange losses were due to the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies. The $13 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and Financing Expense

Interest and financing costs were $83 million in 2004 compared with $61 million in 2003 and $50 million in 2002. Of these amounts, $9 million was capitalized in 2004, $7 million in 2003 and $7 million in 2002 in connection with construction projects. The higher level of interest and financing expenses in 2004 and 2003 reflected higher average debt levels in 2004, partially offset by the impact of lower interest rates.

Other Items Affecting Earnings

The effective tax rates were (65)% in 2004, (28)% in 2003 and 17% in 2002 (see note 8(c) to the Consolidated Financial Statements for further information). Income and resource tax recoveries in 2004 were largely due to an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal on August 31, 2004 which ruled in favour of Placer Dome. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal’s decision to the Supreme Court of Canada. Management is of the view that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Placer Dome also expects to be reimbursed for previously made cash payments totaling $37 million plus interest. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea, including an improved gold price environment. During 2004 the Canadian dollar appreciated 7% against the U.S. dollar resulting in an increase in the net Canadian future tax assets and a deferred tax recovery of $19 million. Income and resource tax recoveries during 2003 were largely due to the recognition, in the second and fourth quarters, of a $109 million non-cash asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the U.S. operations, including an improved gold price environment. The impact of the above asset recognition was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. As permitted by CICA 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2003. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

On January 1, 2003, Placer Dome adopted CICA 3110, “Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and a reduction to the retained earnings at January 1, 2001 of $45 million.

Taxation

Placer Dome’s profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2005 tax rates based on tax laws enacted as at December 31, 2004 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

			Mining tax or		Withholding	Overall tax rate to
	Income tax		royalty		tax	Placer Dome

Canada
- Ontario	30.9%	(i)	8.5%	(ii)	—	39.4%

United States
- Montana	39.6%	(iii)	1.0%		5.0%	42.6%	(iii)
- Nevada	35.0%	(iii)	5.0%		5.0%	38.3%	(iii)

Australia
- Queensland	30.0%		2.7%	(iv)	—	30.0%	(viii)
- Western Australia	30.0%		2.5%	(v)	—	30.0%	(viii)
- Tasmania	30.0%		5%	(vi)	—	30.0%	(viii)

Papua New Guinea	30.0%		2.0%	(vii)	10.0%	37.0%	(viii)

Chile	17.0%		—	(ix)	18.0%	35.0%	(x)

South Africa	38.0%	(xi)	—		—	38.0%

Tanzania	30.0%		3.0%		10.0%	37.0%	(xii)

(i)	The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the Ontario provincial rate, reduced by the resource allowance and manufacturing and processing credit. Legislation to reform the Canadian federal income taxation of resource income passed into law on November 7, 2003. The new law reduces the federal corporate income tax rate for resource income to 25% effective January 1, 2005, and will be further reduced to 23% for 2006, and 21% for 2007. The resource allowance deduction will be phased out, with 65% deductibility in 2005, 35% in 2006, and eliminated in 2007. The new law further provides a phase in for the deductibility of provincial royalties and mining taxes, the impact of which have not been factored into determining the effective federal income tax rate.

(ii)	The effective Ontario mining tax rate includes the processing allowance.

(iii)	Income is principally earned in Montana and Nevada. The above income tax rate does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. Nevada imposes no corporate income tax. The above tax rates do not reflect the effects of percentage depletion and the domestic manufacturers deduction in computing taxable income that reduces the effective tax rate attributable to U.S. earnings. Percentage depletion is calculated as 15% of gross income from mining, limited to 50% of net income from mining. For 2005, the American Jobs Creation Act of 2004 added a domestic manufacturers deduction equal to 3% of the lesser of (i) qualified production activities income, and (ii) taxable income for the year. The domestic manufacturers deduction is limited to 50% of wages paid by the taxpayer during the year.

(iv)	The Queensland royalty on gold revenue received can be elected for a five year period as either fixed at 2.7% of bulk samples approved by the Minister of Mining and Energy or variable ad valorem rates between 1.5% to 4.5%, depending on London market metal prices, which are advised quarterly. For each new project no royalty is payable on the first $30,000 of gold produced. The royalty rates for copper are the same as gold. However, in determining copper revenue, sea transport costs (ocean freight, marine insurance etc) to ports outside Queensland can be deducted. In addition to the $30,000 new project exemption, the royalty rates are halved in respect of the first $1m of copper revenue derived in each quarter, to a maximum of $4m per annum. A discount of 20% also applies where copper is processed to 95% contained metal in Queensland.

(v)	The Western Australia royalty is based upon realized value of gold metal produced. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged in that particular quarter is 1.25% of the realized value of the gold produced. No royalty is payable on the first 2,500 ounces of gold produced in a year.

(vi)	The Tasmania royalty operates under a two tier system whereby the royalty is payable as a percentage of net sales (1.6%) and a percentage of profit ((40% x net profit ÷ net sales) x net profit)). The maximum royalty payable is equivalent to 5% of net sales. A 10% rebate for producing dore is available where the maximum 5% of net sales threshold is not reached. No rebate applies once the 5% threshold is reached.

(vii)	Papua New Guinea imposes a 2% gross sales tax on metal sold, which is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax (“VAT”) purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(viii)	The overall tax rate excludes the royalty, sales tax or mining levy that is imposed on metal sold.

(ix)	On December 14, 2004 a draft bill was introduced to the Chilean Congress proposing a 5% tax on taxable operational income of mine operators. Since the draft bill may not be legislated as proposed, as well as the bill proposing the mining tax will be effective January 1, 2006, the effect of this tax has not been considered for disclosure in the above rates.

(x)	The basic tax on income in Chile is the First Category income tax, which is assessed at a rate of 17%. An additional Second Category tax is assessed at a 35% withholding rate on distributions or remittances, with a 17% credit granted for the First Category tax paid. This results in a combined overall tax burden of 35%.

(xi)	Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax (“STC”) and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine. The rate was re-calculated in 2002, using data and economic assumptions from the 2003 South Deep Mine Plan.

(xii)	Mining activity in Tanzania is covered by a Mining Development Agreement with the Tanzania Government, fixing the income tax rate, royalty tax rate, and dividend withholding tax rate applicable to mining profits in Tanzania.

Application of Critical Accounting Policies

Placer Dome’s accounting policies are described in note 1 to the Consolidated Financial Statements. Set out below is a discussion of the application of Placer Dome’s critical accounting policies that require the Corporation to make assumptions about matters that are uncertain at the time the accounting estimate is made, and where different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period would have a material impact on Placer Dome’s financial statements. The following accounting policies have been identified as critical:

•	carrying value of goodwill;

•	carrying value of operating mines and development and exploration properties;

•	depreciation, depletion and amortization;

•	financial instruments;

•	reclamation and remediation obligations;

•	stockpiles, metal in circuit and product inventories;

•	deferred income and resource tax assets;

•	contingencies, and

•	stock options.

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in this Management’s Discussion and Analysis.

Carrying Value of Goodwill

At December 31, 2004, the carrying value of Placer Dome’s goodwill was $454 million. As described in notes 3(b) and (c) to the Consolidated Financial Statements, this goodwill arose out of the acquisitions of AurionGold in 2002 and East African Gold in 2003, and it represents the excess of the aggregate purchase price over the fair value of identifiable net assets of AurionGold and East African Gold. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on the results of independent third party valuations primarily based on estimated discounted cash flows and depreciated replacement costs. Such goodwill was assigned to acquired reporting units in a reasonable, supportable and consistent manner. With the finalization of the East African Gold purchase price allocation in 2004, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability costs.

The Corporation views this goodwill as representing a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. The independent valuations assumed production of 14.3 million and 5.7 million ounces of gold allocated to specific assets, respectively in the AurionGold and East African Gold acquisitions. In attempting to realize production at and beyond these levels, the Corporation will have to make expenditures on exploration and resource development which may be significant. Subject to any significant adverse change in the Corporation’s long-term view of gold prices and foreign exchange rates, the Corporation has both the ability and intent to provide funding for this work. The ability to achieve production beyond these levels involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified and for Purchased undeveloped mineral interests. In all likelihood, the exploration initiatives now underway on the acquired properties will have to be successful for there not to be goodwill carrying value issues.

The fair value of the assets acquired in the two transactions was based on the Corporation’s assessment of the long-term price of gold as of the acquisitions dates, $300 per ounce (and a long-term average Australian to U.S. dollar exchange rate of $0.55) for the AurionGold transaction and $325 per ounce for the East African Gold transaction. As such, a portion of the goodwill represents the expectation that the Corporation will receive future revenues per ounce from production from the acquired interests in excess of these prices.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. The Corporation compares the fair value of its reporting units to their carrying amounts. In line with its views as to what the goodwill from the above transactions represents, in determining the fair value of the reporting units, the Corporation uses a combination of its internally prepared net asset values for the specific reporting units with goodwill and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of a reporting unit was to exceed its fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess would be written down. Assumptions underlying these fair value estimates are subject to risks and uncertainties including, but not limited to, the current and future market prices of the Corporation’s common shares, gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and mineral reserve discovery quantities and timelines. Assets classified as Goodwill have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the lower level of geological confidence, the expectation of higher gold prices and reliance on the market’s valuation methodology for gold mining companies.

Carrying Value of Operating Mines and Development and Exploration Properties

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), the Corporation undertakes reviews to evaluate the carrying values of operating mines and development and exploration properties (these make up the Deferred stripping and Property, plant and equipment lines of the Corporation’s Consolidated Balance Sheet). Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using management’s best estimates of future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to various risks and uncertainties. These include the factors discussed below under Depreciation, Depletion and Amortization relating to forecast production levels from mineral reserves and the fact that additional mineral reserve identification, commodity prices, operating and capital costs and reclamation expenditures could differ from the assumptions in the cash flow models used to assess potential impairment. The significant assumptions in determining the future undiscounted cash flows for each mine site reporting unit at December 31, 2004, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of $375 per ounce and Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.40, 1.4286, 4.0, 600, and 8 to 1, respectively. Future production refers to the estimated amount of gold or other commodities that will be obtained from proven and probable mineral reserves and all related undeveloped mineral interests. Estimates of mineral production from such undeveloped mineral interests are risk adjusted based on management’s relative confidence in such materials.

The ability to achieve the estimated quantities of recoverable minerals from undeveloped mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as Purchased undeveloped mineral interests have a higher level of risk that the carrying value of the asset can be ultimately recovered, due to the lower level of geological confidence and economic modeling. As at December 31, 2004, Purchased undeveloped mineral interests totalled $450 million, $258 million of which related to the properties acquired in Auriongold transaction. In all likelihood, the exploration initiatives now underway on these properties will have to be successful for there not to be carrying value issues at these sites.

It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in operating mines and development and exploration properties.

Depreciation, Depletion and Amortization

Costs incurred to develop or significantly expand a mine are capitalized as incurred, where it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). At the Corporation’s open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Corporation’s underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. Expenditures for new facilities and expenditures that extend the useful lives of existing facilities are capitalized as incurred. All of these costs are depreciated or amortized using the units of production (“UOP”) method where the mine operating plan calls for production from well-defined mineral reserves. Where the ultimate amount of mineral reserves are not determinable because ore bearing structures are open at depth or laterally, the straight-line method is applied over the estimated life of the asset. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset which does not exceed the estimated mine life based on proven and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the UOP rate of amortization, and therefore the annual depreciation / amortization charge to operations, could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include (i) an expansion of proven and probable mineral reserves through exploration activities; (ii) the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold can be recovered from the mineral reserves; (iii) differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves; (iv) unforeseen operational issues at mine sites, and (v) increases in capital, operating mining, processing and reclamation costs and foreign exchange rates could adversely affect the economic viability of mineral reserves. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable mineral reserves.

The expected useful lives used in depreciation, depletion and amortization calculations are determined based on applicable facts and circumstances, as described above and in note 1 to the Consolidated Financial Statements. Judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purposes of depreciation, depletion and amortization calculations.

Mining costs incurred related to the removal of waste rock at open pit mines, commonly referred to as “stripping costs”, are generally capitalized. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. The charge to cost of sales for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes to proven and probable mineral reserves as discussed above. In addition, to the extent that the average ratio of tonnes of rock required to be removed for each ounce of gold or pound of copper or mining costs differ materially from that which was estimated in the stripping ratio, the actual amortization charged to cost of sales could differ materially between reporting periods.

Financial Instruments

All financial instruments that meet the definition of a derivative are recorded on the balance sheet at fair market value. The Corporation has elected to treat contracts that qualify for hedge accounting under Accounting Guideline 13, as hedges and therefore, aside from the liability recorded for the fair value of the AurionGold and East African Gold precious metal hedge books on their acquisition date, has not recorded them on its balance sheet at fair value. Changes in the fair market value of derivatives recorded on the balance sheet are recorded in the consolidated statements of earnings, except for the effective portion of the change in fair market value of derivatives that are designated as cash flow hedges and qualify for cash flow hedge accounting. For more information on the mark-to-market of the Corporation’s commodity and foreign currency contracts see the Financial Condition and Liquidity section of this MD&A.

Reclamation and Remediation Obligations

The Corporation’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Corporation recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $288 million undiscounted future value estimated by Placer Dome at December 31, 2004. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Corporation.

Stockpiles, Metal in Circuit and Product Inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, metal in circuit (including ore on leach pads) and product inventories. Placer Dome records stockpiles, metal in circuit and product inventories at the lower of average cost or net realizable value (“NRV”), and carrying values are evaluated at least quarterly. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpiles, metal in circuit and product inventories include prevailing short and long-term metals prices and prevailing costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces or pounds of copper based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to a stockpile based on current mining costs and removed at the average cost per recoverable ounce of gold in the stockpile. Stockpiles are reduced as material is removed and fed to mills or placed on leach pads.

Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold or copper contained in the ore. The resulting pregnant solution is further processed in a leach plant where the gold or copper is recovered. Costs are attributed to the carrying value of leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the carrying value of the leach pad as gold ounces or pounds of copper are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold or pound of copper on the leach pad. Estimates of recoverable metal on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage. Timing and ultimate recovery of gold or copper contained on leach pads can vary significantly. Although the quantities of recoverable metal placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold or copper from a pad will not be known until the leaching process is terminated.

Deferred Income and Resource Tax Assets

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized (see note 8(e) of the Consolidated Financial Statements). Assessing the recoverability of deferred income and resource tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. Refer above under

Carrying Value of Operating Mines and Development Properties for a discussion of factors which could cause cash flows to differ from estimates, including the importance of exploration success. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets recorded at the balance sheet date.

Contingencies

The Corporation records an estimated loss for a loss contingency when available information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Note 17 of the Consolidated Financial Statements describes the more material contingencies facing the Corporation. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingent liabilities inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Corporation records liabilities for known tax contingencies when, in the judgment of the Corporation, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

As described in note 17(e) of the Consolidated Financial Statements, the Ontario Ministry of Finance has sought leave to appeal a decision by the Ontario Court of Appeal in the Corporation’s favour with respect to Ontario mining taxes. The Corporation has been reassessed with respect to Ontario mining taxes for the years 1995 through 1999. Should the Ontario Ministry of Finance’s leave to appeal the decision be accepted and should it prove successful in its appeal, the total tax and interest payable by the Corporation for the estimated tax through 2004 would be approximately $68 million of which the Corporation has paid $37 million to date. Non-cash future taxes would also increase by $17 million as at December 31, 2004.

Stock Options

In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. This change was applied prospectively effective January 1, 2003 with no restatement of prior year comparative figures. Note 15(c) of the Consolidated Financial Statements details the impact on the Corporation’s earnings had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870.

Recent Accounting Pronouncements

The Emerging Issues Task Force of the FASB is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the Task Force reach a consensus, and this result in changes to U.S. GAAP, the move to harmonize the two GAAP’s may very well result in changes to Canadian GAAP which would require Placer Dome to make further changes to its related accounting policies. At December 31, 2004, Placer Dome’s deferred stripping amount on its consolidated balance sheet was $187 million. Should the Task Force recommend expensing of stripping costs for mining operations, and Canadian GAAP change accordingly, it would result in a one-time non-cash adjustment to write-off the above balance and additional deferred stripping costs contained in metal in-circuit, stockpile and product inventories balances.

6. FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash from operations was $386 million in 2004 compared with $305 million and $339 million in 2003 and 2002, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $411 million in 2004, $362 million in 2003 and $352 million in 2002. The increase of 14% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, and certain non-mining costs including non-hedge derivatives, interest and general and administrative costs.

Investing Activities

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

	2004	2003	2002
	$	$	$

South Deep development	53	63	45
North Mara plant upgrade and equipment buyout	39	—	—
Golden Sunlight pre-stripping	30	—	—
Turquoise Ridge / Getchell development	29	22	—
Integrated business system	22	—	—
Porcupine Pamour pit	18	—	—
Zaldívar processing enhancements and development	17	23	10
Cortez mobile equipment	14	—	—
Granny Smith tenements	9	—	—
Wallaby development	7	2	7
Cortez heap leach pad expansion	7	—	13
Kalgoorlie West development and equipment enhancement	7	18	5
Campbell DC zone development	4	9	—
Other	85	76	48

	341	213	128

Development at South Deep primarily related to the shaft complex, which was completed in late 2004, and underground development.

In 2003, investing activities included a net $253 million ($255 million purchase price, offset by $2 million in cash in East African Gold upon acquisition) for the purchase of East African Gold Limited, which owns the North Mara mine in Tanzania. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

Financing Activities

Consolidated short and long-term debt balances at December 31, 2004, were $1,150 million, compared with $1,070 million at December 31, 2003. Significant financing activities included:

	2004	2003	2002
	$	$	$

Cash inflows (outflows) from financing activities:
Preferred securities, 8.625% due in 2045	—	(185)	—
Unsecured bonds, 7.125% due in 2003	—	(200)	—
Non-recourse debt (assumed in East African Gold acquisition in 2003)	(36)	—	—
Unsecured debt (assumed in AurionGold acquisition in 2002)	—	(139)	—
Dividends	(45)	(51)	(60)
Common shares including stock options (net of issue costs)	492	31	24
Restricted cash	(110)	—	—
North Mara demand loan	110	—	—
Unsecured bonds, 6.375% due in 2033	—	200	—
Unsecured bonds, 6.45% due in 2035	—	300	—
Senior convertible debentures, 2.75% due in 2023	—	230	—
Issue costs re unsecured bond and senior convertible debenture financings	—	(15)	—
Other	3	(12)	(42)

	414	159	(78)

Placer Dome’s contractual obligations at December 31, 2004 including payments due for each of the periods indicated are summarized as follows:

	2005	2006	2007	2008	2009	2010+	Total
	$	$	$	$	$	$	$

Contractual Obligations:
Long-term debt	43	—	100	—	16	988	1,147
Preferred securities	—	—	—	—	—	77	77
Capital leases	2	2	2	2	—	—	8
Operating leases	9	3	1	—	—	—	13
Purchase obligations	8	1	—	—	—	—	9
Supplies inventory and consumables	6	1	1	1	1	—	10
Capital expenditures	25	—	—	—	—	—	25
Other long-term obligations	3	—	—	—	—	—	3

Total	96	7	104	3	17	1,065	1,292

For information on Placer Dome’s short and long-term debt and capital lease obligations see note 13 to the Consolidated Financial Statements. The Corporation believes it has the ability to generate sufficient amounts of cash from operations, in the short and long term, to repay its obligations and maintain planned production. The Corporation believes it will be able to raise capital as needed in capital markets in the future as opportunities for expansion arise.

Placer Dome’s cash flows are expected to be impacted by variations in the spot price of gold and copper, ore grade, mill throughput and the cost of production in local currencies and by variations in foreign exchange rates in relation to the U.S. dollar, particularly with the respect to the Australian and Canadian dollars and the South African rand. For information concerning the sensitivity of the Corporation’s mine operating costs to foreign currency exchange rates, see the Outlook section of this MD&A.

Placer Dome’s cash flows are also expected to be impacted by the contracts in its metals sales and foreign exchange programs. See the Forward Sales, Options and Other Commitments and Precious Metals sections below as well as note 16 to the Consolidated Financial Statements for more details on the specific instruments in these programs.

Based on Placer Dome’s forecast production profile for the next five years and proven and probable mineral reserves at December 31, 2004, without considering future additions to or the impact of significant changes in metal prices and estimated capital and operating costs on such mineral reserves, Placer Dome expects that the Corporation’s share of total gold ounces and copper pounds sold in each of the next five years will not be less than 85% and 70% of the expected production of ounces of gold and pounds of copper, respectively, in 2005. Assuming a constant price for gold and copper over this period, Placer Dome does not expect Cash from operations to be negatively impacted by its production profile by more than 10% in any of the next five years. The Corporation does not anticipate reasonably expected variations in gold and copper production alone will influence its ability to pay its debt and other obligations over that period.

At December 31, 2004, Placer Dome was in full compliance with all debt covenants and default provisions (see note 13(e) to the Consolidated Financial Statements).

Cash Resources and Liquidity

At December 31, 2004, Placer Dome had cash and short-term investments of $1,037 million and working capital of $1,199 million, compared with $561 million and $710 million, respectively, at the beginning of the year. In addition to cash and short-term investments, Placer Dome had $122 million of restricted cash, primarily related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The increase in working capital was primarily attributable to financing activities including $492 million in common shares, of which $452 million related to an equity offering of 21,275,000 common shares at $22.00 in the fourth quarter of 2004. Of Placer Dome’s cash and short-term investments, $1,023 million was held by the Corporation and its wholly owned subsidiaries and $14 million by other subsidiaries. At December 31, 2004, Placer Dome also had $895 million of undrawn bank lines of credit available, $46 million of which has been utilized to support letters of credit granted for bonding and reclamation purposes.

At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily related to the Cortez and South Deep mines.

Forward Sales, Options and Other Commitments (including off-balance sheet arrangements)

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the Corporation’s counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 39% and 32%, and put options represent approximately 19% and 24% of 2005 projected gold and copper production, respectively. Approximately two-thirds of Placer Dome’s copper hedge positions come due in the first half of 2005.

Precious Metals

During 2004, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 1.5 million ounces to 9.0 million. Committed ounces were reduced during the year by delivering into hedge contracts and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 14% for the year. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million ounces by December 31, 2005. This would represent a cumulative decrease in maximum committed ounces of approximately 16% for the year.

At December 31, 2004, Placer Dome had committed a maximum of 9.0 million ounces of gold under its precious metal sales program, or approximately 15% of reported December 31, 2004 mineral reserves, at an average expected realized price of approximately $392 per ounce for delivery over a period of 12 years (see note 16 of the Consolidated Financial Statements for detailed allocations).

On December 31, 2004, based on spot prices of $438 per ounce for gold, $6.80 per ounce for silver and an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.2814, the mark-to-market value of Placer Dome’s precious metal sales program was negative $775 million, a change of $70 million from the negative $705 million at the end of 2003 (at the then spot prices of $417 per ounce for gold and $5.98 per ounce for silver and an AUD/USD exchange rate of $1.3319). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2004 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million

Mark-to-market value at December 31, 2003	(705)
Cash value cost	89
Change in spot price	(169)
Accrued contango	142
Change in the AUD/USD exchange rate, volatility, interest rates and gold lease rates	(132)

Mark-to-market value at December 31, 2004	(775)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	185

Net unrealized mark-to-market value at December 31, 2004	(590)

The net unrealized mark-to-market value of negative $590 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2004 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount was the mark-to-market balance of negative $775 million less the remaining amount of the deferred commodity derivative provision of $185 million recorded on Placer Dome’s balance sheet at December 31, 2004 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs (see note 16 of the Consolidated Financial Statements for detailed allocations), the mark-to-market of forward and option contracts on December 31, 2004, was negative $38 million (based on a spot copper price of $1.488 per pound) and positive $51 million (based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), respectively.

7. MARKETS

Gold

The price of gold averaged $409 per ounce in 2004, its best annual performance since 1996. On average, the gold price was 13% higher than in 2003, representing an increase of $46 per ounce. Gold rallied to a high of $457 per ounce in the fourth quarter, with a closing London AM fix of $438 per ounce.

The primary reason for the rally in the gold price in 2004 was the U.S. dollar. For the year, the U.S. dollar price of gold appreciated by 5% for the year while the euro increased in value by 8% relative to the U.S. dollar. In rand terms, gold declined by 3.7%; in euro terms it decreased by 2.5%; and in Australian dollar terms it decreased by 0.4%. Producer de-hedging also contributed to the increase in the gold price in 2004.

The change in value relative to December 31, 2004, in percentage terms, of the closing gold price and currency exchange rates most affecting Placer Dome’s operations are noted below.

Appreciation (depreciation) vs. U.S. dollar

	Gold	Canadian dollar	Australian dollar	South African Rand
One month	-3%	-1%	—%	2%
Three months	5%	5%	7%	12%
Six months	11%	10%	12%	8%
Nine months	3%	8%	2%	10%
Twelve months	5%	7%	4%	15%

World investment demand in 2004 at 314 tonnes was down 67% from the high levels in 2003. In addition to speculative interest on Comex and on Tocom, the World Gold Council U.S. gold ETF streetTRACKS Gold Shares started trading on the New York Stock Exchange on November 18th, 2004.

Gold price (US$/oz) versus net non-commercial positions (contracts)

The streetTRACKS Gold Shares offer investors easy access to the gold market in a manner that is innovative, cost effective, secure and transparent. Investors in gold-backed securities become beneficial owners of gold backing each security. This securitization of gold bullion overcomes a number of issues that have proved to be barriers to accessing gold’s unique qualities. By the second week of trading the fund had 103.6 tonnes of gold in trust.

The decrease in investor demand was partially offset by an increase in physical off-take.

GFMS, a precious metals consultancy, estimated that fabrication rose by 5% during 2004, primarily due to a 4% rise in jewellery demand. The increase was largely due to the acceptance of last year’s elevated price levels and an acceleration in global GDP growth.

Producer hedge commitments continued to decline during 2004 and broke the record set in 2002. GFMS estimated producer de-hedging generated 424 tonnes of physical demand, up from 310 tonnes in 2003. GFMS estimates that buybacks accounted for approximately 30% of de-hedging and scheduled deliveries accounted for the rest.

On the supply side, mine production for 2004 was down 114 tonnes from 2003 to 2,478 tonnes. Scrap sales fell by 12% despite the price rally during 2004.

Central bank sales totalled 497 tonnes in 2004, a decline of 19% from 2003. The first three quarters of 2004 saw very little official sector selling due to low Central Bank Gold Agreement (“CBGA”) signatories’ sales and buying outside the Agreement. Official sector sales rose in the fourth quarter as there was selling from both within and outside the CBGA.

The CBGA was renewed on September 27, 2004. The terms of the new CBGA are similar to the first CBGA; however, the amount that the signatories can sell has been raised by 25% from the first CBGA to 2,500 tonnes (500 tonnes per year). The member list of the new CBGA is unchanged with the exceptions of the United Kingdom which has dropped out and Greece which has joined.

Copper

The three-month copper price appreciated by 37% over the year to close at $1.430 per pound with the low price for the year of $1.055 set on the first day. The three month price ascended to $1.362 per pound on March 2, 2004 before topping out three times and retreating to $1.140 per pound. After a number of weeks of range trading, copper moved from $1.225 per pound on September 3 to $1.427 per pound on October 8 before a sell-off to $1.246 per pound on October 14th. The final rally of the year was preceded by a move higher to $1.413 per pound and a sell-off to $1.300 per pound.

The market was volatile with price activity driven by a number of factors. Demand remained strong with the far east, and especially China, leading the global economies in growth and appetite for commodities. Production from mine operations increased over the year but was not sufficient to meet the demand requirements. Dwindling inventory stocks to levels not seen in many years was price supportive along with supply disruptions caused by accidents effecting mine supply and strike threats. Over the course of the year the speculative and hedge funds were very active participants on both sides of this market, helping to exaggerate any price moves.

8. RISKS AND UNCERTAINTIES

In conducting its business, Placer Dome faces a number of risks. These are summarized below and have been separated into two groups:

•	risks related to the mining industry generally; and

•	risks related to Placer Dome’s operations.

Risks related to the mining industry generally

Metal price volatility

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their future intentions;

•	the relative strength of the U.S. dollar against other fiat currencies;

•	government monetary and fiscal policies;

•	expectations of the future rate of global monetary inflation and interest rates;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication, and

•	supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

•	global mine production, scrap recycling and inventory stocks;

•	general economic conditions;

•	industrial demand;

•	speculative trading, and

•	the relative strength of the U.S. dollar against other fiat currencies.

The effects of these factors, individually or in aggregate, on the prices of gold and/or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and/or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold and/or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value; and (5) result in recording an impairment of goodwill due to the reduction in NAV per share and actual market price for the Corporation’s common shares.

The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

Placer Dome must continually replace mineral reserves that are depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline if mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from that predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in mining costs and processing costs could adversely affect mineral reserves, and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the U.S. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into currency derivative contracts (forward sales agreements and options). There can be no assurance that Placer Dome will continue to employ these currency derivative contracts.

Mining risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, cave-ins, flooding, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental and health and safety risks

Placer Dome’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome’s business, results of operations or financial condition.

Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws or in the environmental conditions at Placer Dome’s mines could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance that the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004, and has accrued the fair value amount of this amount ($220 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(d) and 17(a) and (b) of the 2004 Consolidated Financial Statements.

Investment returns for defined benefit pension plans

Assets in Placer Dome’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome’s employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome’s operations

In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and country risk

Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however, Placer Dome currently has global political risk insurance (up to a maximum limit of $560 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various underwriters with varying degrees of tenure up to five years. The first renewals commence in October 2006.

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in U.S. dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa, Tanzania and Papua New Guinea.

Consequently, Placer Dome’s exploration, development and production activities may be substantially affected by factors beyond Placer Dome’s control, any of which could materially adversely affect Placer Dome’s financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome’s political and economic risk. The South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome’s South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome’s South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities and is rolling out a program at North Mara. It is not possible to determine with certainty the future costs that Placer Dome may incur in dealing with this issue, however, if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera gold mine, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera mine has on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

Price volatility of other commodities

The cash flow and earnings of Placer Dome could be affected by the prices of commodities which are consumed or otherwise used in connection with Placer Dome’s operations, such as diesel fuel or electricity. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Placer Dome’s control. If the costs of certain commodities consumed or otherwise used in connection with Placer Dome’s operations were to increase significantly, and remain at such levels for a substantial period, Placer Dome may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of Placer Dome’s current projects, which could have an adverse impact on Placer Dome as described under Metal price volatility above.

Production and cost estimates

Placer Dome prepares estimates of future production and unit cash costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have adverse impact on Placer Dome’s future cash flows, metal sales program, profitability, results of operations and financial condition.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned previously, Placer Dome’s insurance coverage includes the following:

•	property (including boiler and machinery) insurance;

•	business interruption insurance;

•	directors and officers liability insurance;

•	comprehensive general liability insurance, and

•	marine cargo insurance.

Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk, there is no assurance that the coverage will be sufficient to indemnify Placer Dome in the event of a claim or loss. Also, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which Placer Dome is not insured may adversely affect its cash flows and overall profitability.

Placer Dome’s business depends on good relations with its employees

Employees at the South Deep, Porcupine Joint Venture and Zaldivar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

Placer Dome may not have satisfactory title to its properties

The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer’s properties in Australia. See Government regulation and changes in legislation below for a discussion on South African title issues.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives.

Government regulation and changes in legislation

In the U.S., much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure.

The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the enactment of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that his/her property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.

Holders of old-order mining rights, of the type held by the PDWAJV for its South Deep mine, are required within five years of the May 1, 2004 commencement date, to apply for conversion of their old order rights into new order mining rights in terms of the Act. Old order mining rights will continue to be in force during the conversion period, subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfillment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

•	apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

•	submit a prescribed social and labour plan; and

•	undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act (the “Objectives”) and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the “Charter”), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter and Scorecard has since been published for information during August 2004. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans (“HDSAs”) and beneficiation, and five of which are operationally oriented and cover areas focused on improving conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of ZAR100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that Placer Dome fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has however indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

On December 14, 2004, the Chilean government presented a new mining section specific tax project to the Chamber of Deputies, proposing the establishment of a 5% tax on operating profits derived from the sale of mineral products. Companies protected under Chile’s DL 600, which is the case for the Zaldívar mine, can wait for the DL 600 contract to expire, after which their investment would be subject to the 5% tax. Otherwise they may opt to renounce their DL 600 status and face a 4% tax in return for a tax invariability clause. The new tax would honor all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to them while their current tax contracts remain in force. If enacted, the legislation would have a cost impact on Zaldívar and La Coipa and may impact the potential development of the Cerro Casale project.

Joint ventures

Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee Placer Dome will be able to obtain or maintain all necessary licenses and permits (including those for Cortez Hills) as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Level of indebtedness

As of December 31, 2004, Placer Dome had capital leases and short and long-term debt of $1,150 million. Although Placer Dome has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Placer Dome’s level of indebtedness could have important consequences for its operations, including:

•	Placer Dome may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

•	Placer Dome’s debt level may make it vulnerable to economic downturns and adverse developments in Placer Dome’s businesses and markets; and

•	Placer Dome’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Placer Dome expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Placer Dome’s ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Placer Dome will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Placer Dome cannot be certain that our future cash flow from operations will be sufficient to allow it to pay principal and interest on Placer Dome’s debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants , Placer Dome may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. Placer Dome cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Litigation

Placer Dome is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. If Placer Dome is unable to resolve these disputes favourably, it may have a material adverse impact on Placer Dome’s financial performance, cash flow and results of operations.

Acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price; the ore body proving to be below expectations; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Placer Dome’s shareholders’ rights plan and certain provisions of its articles of amalgamation could delay or prevent a change in control of us that shareholders might consider favourable

Placer Dome has a shareholders’ rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the plan could cause substantial dilution to a person or group that attempts to acquire us. In addition, the Corporation’s articles of amalgamation allow its board of directors, without shareholder approval, to authorize the issuance of preferred shares in one or more series, the terms of which may be determined at the sole discretion of the board of directors and may adversely affect the economic, voting and other rights of the Corporation’s common shareholders. The foregoing may discourage transactions that otherwise could provide for the payment of a premium over the prevailing market price for the Corporation’s common shares and also could limit the price that investors are willing to pay in the future for the Corporation’s common shares, which in turn could adversely affect the value of common shares.

Use of forward sale and derivative instruments

Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue forward selling or financial derivative contracts, or, if it are continues, that Placer Dome will be able to achieve future realized prices for gold in excess of average London PM fix prices.

A significant and prolonged increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and ultimately, the realized price under forward gold sales contracts entered into by Placer Dome.

If production committed under Placer Dome’s hedge instruments is delivered at a gold price below the then prevailing spot price of gold, Placer Dome will incur an opportunity loss. However, if committed production is delivered at a gold price above the then prevailing spot price for gold, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

Readers are referred to the “Forward Looking Statements” section at the end of this MD&A. For other discussions on commitments and contingencies, see note 17 of the Consolidated Financial Statements.

9. NON-GAAP MEASURES

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit costs

A reconciliation of Placer Dome’s share of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

(in millions of dollars except production and unit costs) (i)

	For the year ended December 31
	2004				2003
	Gold		Copper		Gold		Copper

	Cost of		Cost of		Cost of		Cost of
	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation

Reported	1,189	276	—	—	1,114	294	—	—
Copper	(247)	(63)	247	63	(219)	(62)	219	62
Corporate (ii)	(15)	(16)	—	—	(11)	(14)	—	—

Related to precious metals	927	197	247	63	884	218	219	62
Deduct minority interest	(3)	—	—	—	(8)	(1)	—	—
By-product	(4)	—	(17)	—	(5)	—	(12)	—
Reclamation	(18)	18	(4)	4	(14)	14	(2)	2
Roast ore costs	(51)	—	—	—	—	—	—	—
Inventories	(3)	(3)	(7)	(2)	(9)	(2)	7	3
Other (iii)	(17)	—	8	1	(15)	—	11	(1)

	831	212	227	66	833	229	223	66

Production reported (i)	3,652	3,652	413	413	3,861	3,861	425	425
Osborne gold ozs.	(42)	(42)	—	—	(37)	(37)	—	—
Roast ore ozs	(175)	(175)			—	—
Golden Sunlight ozs.	(2)	(2)			—	—
La Coipa gold equivalent ozs.	60	60	—	—	55	55	—	—

Production base for calculation	3,493	3,493	413	413	3,879	3,879	425	425

Unit costs (i)	238	61	0.55	0.16	215	59	0.52	0.16

(i) Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii) Corporate depreciation includes the amortization of tax gross-ups (see note 4(b)(ix) to the Consolidated Financial Statements).

(iii) Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•	uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso;

•	the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

•	geopolitical uncertainty and political and economic instability in the countries in which we operate; and

•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in “Risks and Uncertainties” in this Management’s Discussion and Analysis section and in other filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information presented throughout this document is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that the financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of four outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Peter Tomsett	Rex J. McLennan
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

February 23, 2005
Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2004, the Corporation changed its accounting for hedging instruments, deferred stripping and mineral rights. During 2003, the Corporation changed its policy on accounting for reclamation costs and stock based compensation. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

On February 23, 2005, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

Vancouver, Canada February 23, 2005.	Chartered Accountants

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(millions of United States dollars, except share and per share amounts, Canadian GAAP)

	Years ended December 31

		2003	2002
	2004	(restated-note 2 (b))	(restated-note 2 (b))
	$	$	$

Sales (note 4)	1,946	1,802	1,259
Cost of sales	1,189	1,114	734
Depreciation and depletion (note 4 (b))	276	294	214

Mine operating earnings (note 4 (b))	481	394	311

General and administrative	64	51	40
Exploration	77	77	52
Resource development, technology, and other	63	64	55
Write-downs of mining interests and restructuring costs (note 5)	20	—	—

Operating earnings	257	202	164

Non-hedge metal derivative gains (losses)( note 6)	(28)	16	(12)
Investment and other business income (loss) (note 7)	22	(1)	40
Interest and financing expense (note 13(c))	(74)	(54)	(43)

Earnings before taxes and other items	177	163	149

Income and resource tax recovery (provision) (note 8)	115	46	(25)
Minority interests	(1)	2	—

Net earnings	291	211	124
Preferred securities dividends	(4)	(7)	(14)

Net earnings attributable to common shareholders	287	204	110

Per common share
Net earnings	0.69	0.50	0.31
Diluted net	0.67	0.50	0.31
Dividends	0.10	0.10	0.10

Weighted average number of common shares outstanding (millions)
Basic	416.8	409.4	349.4
Diluted	430.8	411.3	350.4

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, Canadian GAAP)

ASSETS

	December 31

		2003
		(restated notes 2(b)
	2004	and 3(b))
	$	$

Current assets
Cash and cash equivalents	1,023	552
Short-term investments	14	9
Restricted cash (note 13(b))	122	32
Accounts receivable	151	139
Income and resource tax assets	97	17
Inventories (note 9)	256	248

	1,663	997

Other assets (note 10)	172	170
Deferred commodity and currency sales contract and derivatives	12	3
Future income and resource tax assets (note 8(e))	390	230
Deferred stripping (note 11(c))	187	128
Property, plant and equipment (note 11)	2,634	2,593
Goodwill (notes 3 (b) and (c))	454	454

	5,512	4,575

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31

		2003
		(restated notes 2(b)
	2004	and 3(b))
	$	$

Current liabilities
Accounts payable and accrued liabilities (note 12)	278	250
Income and resource tax liabilities	28	27
Short-term debt (note 13 (b))	113	—
Current portion of long-term debt and capital leases (note 13)	45	10

	464	287

Long-term debt and capital leases (note 13)	992	1,060
Reclamation and post closure obligations (notes 2(d) and 17)	259	232
Deferred commodity and currency sales contract and derivatives (notes 3 (b) and (c))	233	242
Deferred credits and other liabilities (note 14)	52	53
Future income and resource tax liabilities (note 8(e))	297	245
Commitments and contingencies (notes 16 and 17)

Shareholders’ equity
Share capital (note 15)
Common shares — unlimited shares authorized, no par value, issued and outstanding 436,395,449 shares (2003 — 411,530,294 shares)	3,125	2,626
Preferred shares — unlimited shares authorized, none issued	76	76
Deficit	(64)	(310)
Other equity accounts	78	64

Total shareholders’ equity	3,215	2,456

	5,512	4,575

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN	PETER TOMSETT
Director	Director

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(millions of United States dollars, Canadian GAAP)

		2003	2002
	2004	(restated note 2 (b))	(restated note 2 (b))
	$	$	$

Common shares, opening	2,626	2,595	1,862
Issued in equity offering, net of issue costs (note 15(a))	457	—	—
Exercise of options (note 15(a))	42	31	24
Stock issued on the acquisition of AurionGold Limited (note 3(c))	—	—	709

Common shares, closing	3,125	2,626	2,595

Preferred securities, opening	76	257	257
Repurchase of preferred securities	—	(181)	—

Preferred securities, closing	76	76	257

Cumulative translation adjustment	(40)	(40)	(40)

Contributed surplus, opening	104	51	50
Equity component of convertible debentures (note 13(a)(iv))	—	44	—
Stock-based compensation (note 2(e))	14	12	3
Options issued on acquisition of Getchell Gold Corp. exercised or expired in the period	—	—	(2)
Repurchase of preferred securities	—	(3)	—

Contributed surplus, closing	118	104	51

Deficit, opening	(310)	(473)	(549)
Net earnings	291	211	124
Common share dividends	(41)	(41)	(34)
Preferred securities dividends	(4)	(7)	(14)

Deficit, closing	(64)	(310)	(473)

Shareholders’ equity	3,215	2,456	2,390

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of United States dollars Canadian GAAP)

	Years ended December 31

		2003
	2004	(restated note 3(c))	2002
	$	$	$

Operating activities
Net earnings	291	211	124
Depreciation and depletion	276	294	214
Deferred stripping adjustments (note 2(b))	(50)	(12)	8
Future income and resource taxes	(148)	(140)	(10)
Deferred reclamation	23	17	13
Deferred commodity and currency sales contracts and derivatives	(25)	(26)	(12)
Unrealized (gains) losses on derivatives	9	(21)	12
Write-downs of mining assets	16	—	—
Other items, net	19	39	3

Cash from operations before change in non-cash operating working capital	411	362	352
Change in non-cash operating working capital (note 19(a))	(25)	(57)	(13)

Cash from operations	386	305	339

Investing activities
Property, plant and equipment (note 11(b))	(341)	(213)	(128)
Purchase of East African Gold Mines Limited (note 3(b))	—	(253)	—
Purchase of AurionGold Limited (note 3(c))	—	—	(47)
Short-term investments	(5)	(2)	(1)
Disposition of assets and investments	13	13	17
Other, net	4	4	3

	(329)	(451)	(156)

Financing activities
Restricted cash (note 13(b))	(110)	—	—
Short-term debt (note 13(b))	113	—	(2)
Long-term debt and capital leases
Borrowings, net of issue costs	5	715	2
Repayments	(41)	(350)	(36)
Common shares issued, net of issue costs (note 15(a))	492	31	24
Redemption of preferred securities	—	(185)	—
Redemption of minority interest	—	(1)	(5)
Dividends paid
Common shares	(41)	(41)	(34)
Preferred securities	(4)	(7)	(14)
Minority interests	—	(3)	(13)

	414	159	(78)

Increase in cash and cash equivalents	471	13	105

Cash and cash equivalents
Beginning of year	552	539	434

End of year	1,023	552	539

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002
(all amounts are in millions of United States dollars,
except where otherwise indicated, Canadian GAAP)

1.	Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. (“the Corporation”), and subsidiary companies and joint ventures (collectively, “Placer Dome”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome’s primary product, is produced in Canada, the United States (“U.S.”), Australia, Papua New Guinea, South Africa, Tanzania and Chile and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome’s cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome’s operations and for the consolidated financial statements of the Corporation. The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been filed with various Canadian regulatory authorities.

The Corporation also prepares its consolidated financial statements in accordance with U.S. GAAP. Placer Dome Inc. adopted U.S. GAAP as its primary accounting standard in order to provide information on a more comparable basis with a majority of the companies in the gold mining industry peer group. Consolidated financial statements in U.S. GAAP are included in the Corporation’s Annual Information Form and filed with various Canadian and U.S. regulatory authorities.

The significant accounting policies used in these Canadian GAAP consolidated financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation’s indirect ownership of its mining interests:

	December 31, 2004	December 31, 2003

Through majority owned subsidiaries
Bald Mountain	100%	100%
Campbell	100%	100%
Golden Sunlight	100%	100%
Granny Smith	100%	100%
Henty	100%	100%
Kalgoorlie West	100%	100%
Kanowna Belle	100%	100%
Misima	80%	80%
North Mara (note 3(b))	100%	100%
Osborne	100%	100%
Zaldívar	100%	100%

As interests in unincorporated joint ventures
Cortez	60%	60%
Musselwhite	68%	68%
Porcupine	51%	51%
Porgera	75%	75%
South Deep	50%	50%
Turquoise Ridge (note 3(a))	75%	75%

As interest in incorporated joint venture
La Coipa	50%	50%

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Corporation’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Revenue Recognition

Gold revenue is recognized in the accounts upon delivery when title passes.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue based on the original designation date.

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices, foreign currency exchange rates.

For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome’s future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Gains and losses on forward sales, including spot deferred contracts, and options that effectively establish prices for future production, are recognized on the forward date identified at the contract inception. Net option premiums paid or received on options purchased and options written are deferred and included in the Consolidated Balance Sheet as Other Assets or Deferred Credits and Other Liabilities. These items are recognized in income when the related hedged transactions occur. Call options that are not part of a put/call collar strategy are marked-to-market with the change in value recorded in current earnings.

Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency exposures on operating costs and capital expenditures. Items hedged by foreign currency contracts are translated at contract rates and gains and losses on these contracts are recognized in cost of sales (for hedges of operating costs) or property, plant and equipment (for hedges of capital expenditures) as a component of the related transaction.

Effective January 1, 2004, Placer Dome adopted Accounting Guideline 13, Hedging Relationships (“AcG 13”) and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (“EIC-128”). AcG-13 establishes new criteria that must be met before an entity can apply hedge accounting treatment, whereby the change in the market value is deferred until the forward date identified at the contract inception. EIC 128 requires that a derivative financial instrument that does not qualify for hedging accounting under AcG-13 be recognized on the balance sheet at fair value and any subsequent changes in fair value be recognized in current period earnings. In accordance with EIC-128, the new accounting treatment is applied prospectively, with the fair value of the derivative financial instruments as of January 1, 2004, recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery date. Any subsequent changes in fair value will be recognized in earnings as Non-hedge derivative gains (losses). The impact in 2004 was a charge of $7 million net of tax.

Reclamation and Closure Costs

On January 1, 2003, Placer Dome adopted CICA 3110, “Asset Retirement Obligations” (“CICA 3110”) — see note 2(d). CICA 3110 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the practice prior to 2003, and still in effect for non-environmental related closure costs, which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation

Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment (“CTA”) relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition, liquidation or closure of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions from business combination including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Costs incurred during the start-up phase of a mine are expensed as incurred. On-going mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Placer Dome records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Corporation recognizes the future tax assets and liabilities for the tax effects of such differences. Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year after consideration of dividends paid on preferred securities. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents are those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments are carried at the lower of cost and quoted market value.

Investments in shares of associated companies in which Placer Dome’s ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment, including costs associated with mineral properties under development, are carried at cost less depreciation and depletion.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, deferred development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated lives of the assets.

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mineral properties.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. Pursuant to CICA 3062, Goodwill and Other Intangible Assets, goodwill is assigned to assets acquired and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair values of the acquired reporting units to their carrying amounts. In line with its views as to what the goodwill represents, in determining the fair values of the reporting units the Corporation uses a combination of its internally prepared net asset values for the acquired reporting units and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of the reporting units were to exceed their fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting units’ goodwill to their carrying amount and any excess would be written down.

Stock-based Incentive Plans

The corporation has three stock-based incentive plans, which are describe in Note 15 to the financial statements. As discussed in Note 2(e), the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by Canadian generally accepted accounting principles. Awards granted to non-employees, including awards granted to employees of Placer Dome’s joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model.

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome’s required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Other Recent Accounting Pronouncements

The Emerging Issues Task Force (“EITF”) of the Financial Statement Accounting Board (“FASB”) is currently discussing stripping costs for mining operations. Should the EITF reach a consensus, and this result in changes to U.S. GAAP, the move to harmonize the two GAAP’s may very well result in changes to Canadian GAAP which would require Placer Dome to make further changes to its related accounting policies.

Reclassifications

Certain comparative figures for 2003 and 2002 have been reclassified to conform with the 2004 presentation.

2.	Change in Accounting Policies

(a)	Effective January 1, 2004, Placer Dome adopted Accounting Guideline 13, Hedging Relationships (“AcG 13”) and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (“EIC-128”). AcG-13 establishes new criteria that must be met before an entity can apply hedge accounting treatment, whereby the change in the market value is deferred until the forward date identified at the contract inception. EIC 128 requires that a derivative financial instrument that does not qualify for hedging accounting under AcG-13 be recognized on the balance sheet at fair value and any subsequent changes in fair value be recognized in current period earnings. In accordance with EIC-128, the new accounting treatment has been applied prospectively, with the fair value of the derivative financial instruments as of January 1, 2004, recorded on the balance sheet, with a corresponding deferred credit, which are recognized in Sales revenue on the originally intended delivery date. Any subsequent changes in fair value will be recognized in earnings as Non-hedge derivative gains (losses). The impact in 2004 was a charge of $7 million net of tax.

(b)	During the second quarter of 2004, Place Dome changed its accounting policy, retroactive to January 1, 2004, 2003 and 2002 with respect to deferred mining costs incurred related to the removal of waste rock at open pit mines (commonly referred to as “stripping costs”) to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping on its consolidated balance sheet relating to its share of the assets and liabilities of the Cortez joint venture on Placer Dome’s consolidated balance sheet. This change was made as a result of deliberations by the FASB EITF at its July 1, 2004 meeting whose views were expressed that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6 (no Canadian GAAP guidance exists in this area).

Stripping costs are generally capitalized under deferred stripping. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred. The EITF is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the EITF reach a consensus, and this result in changes to U.S. GAAP, the move to harmonize the two GAAP’s may very well result in changes to Canadian GAAP which would require Placer Dome to make further changes to its related accounting policies.

The new policy was applied retroactively with restatement of 2003 and 2002 comparative figures.

	For the year ended December 31
	2003		2002
	As previously	As	As previously	As
	reported	restated	reported	restated

Cost of goods sold	1,115	1,114	740	734
Depreciation and depletion	294	294	213	214
Mine operating earnings	393	394	306	311
Net earnings	212	211	119	124
Net earnings per share	0.50	0.50	0.30	0.31

(c)	During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets (no Canadian GAAP guidance exists in this area). Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual values of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis in the following periods: for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Purchased undeveloped mineral interests are acquired mineral rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that are proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that is not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. Placer Dome’s mineral rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. Placer Dome has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

(d)	On January 1, 2003, Placer Dome adopted CICA 3110, “Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and a reduction to the retained earnings at January 1, 2001 of $45 million. As a result of the new policy, the retained earnings as at January 1, 2001 were reduced by $45 million with a corresponding adjustment to increase Property, plant and equipment of $8 million and increase Deferred credits and other liabilities of $60 million. The impact on 2002 was nil.

(e)	In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by Canadian generally accepted accounting principles. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. This changed was applied prospectively effective January 1, 2003 with no restatement of prior year comparative figures. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

3.	Business Acquisitions and Joint Ventures

(a)	Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont purchases up to approximately 2,000 tons per day of joint venture ore and processes it at cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

(b)	On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold’s loan for project financing (see note 13) of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the second quarter of 2004, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the East African Gold (in millions, except per share data).

Cash consideration	$252
Plus — Direct acquisition costs incurred by Placer Dome	3

Total purchase price	255
Plus — Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less — Fair value of assets acquired by Placer Dome
Cash	2
Other current assets	21
Mineral properties and mine development	86
Mine plant and equipment	69
Purchased undeveloped mineral interests	146
Deferred tax asset	21

Residual purchase price allocated to goodwill	24

In addition to the asset allocations noted above, an additional $97 million of assets were recorded as a result of the gross-up requirement of CICA Handbook section 3465, “Accounting for Income Taxes”. This standard requires the establishment of a future tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2003 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the future tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. Net earnings for 2003 and the first quarter of 2004 were not restated as the effect on the post acquisition period in those years was not material. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability.

(c)	In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of the Australian gold producer AurionGold Limited (“AurionGold”). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increased Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and included the Kanowna Belle, Paddington and Kundana mills and related gold mines as well as the Henty gold mine in Australia. It also provided significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome’s annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the fourth quarter of 2003, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09

Fair value of Placer Dome common stock issued	709
Plus — Cash consideration	63
Plus — Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785
Plus — Fair value of liabilities assumed by Placer Dome
Current liabilities	45
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	50
Less — Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	61
Mineral properties and mine development	201
Mine plant and equipment	138
Purchased undeveloped mineral interests	258
Deferred tax asset	85
Other long-term assets	39

Residual purchase price allocated to goodwill	430

As part of the purchase of AurionGold, Placer Dome acquired identifiable tangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests.

In addition to the asset allocations noted above, an additional $87 million of assets have been recorded as a result of the gross-up requirement of CICA Handbook section 3465, “Accounting for Income Taxes”. This standard requires the establishment of a future tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(d)	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The allocation of the net book value of the proportionate share of the assets contributed to the joint venture by PDCLA ($24 million) to the proportionate share of the assets acquired, has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation liabilities ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated by Placer Dome in these financial statements.

4.	Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa,Tanzania and Chile.

(a)	Product segments

	Sales by metal

	Years ended December 31

	2004	2003	2002
	$	$	$

Gold	1,435	1,458	945
Copper	487	318	289
Silver	24	26	25

	1,946	1,802	1,259

(b)	Segment operating earnings (loss)

	Years ended December 31

				Depreciation and			Mine Operating
	Sales(i)			Depletion			Earnings

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$	$	$	$

Canada
Campbell	88	69	60	14	10	12	14	21	12
Dome (ii)	—	—	38	—	—	10	—	—	(3)
Porcupine (ii)	85	56	27	12	12	5	20	22	2
Musselwhite	68	87	44	12	12	10	10	4	1

	241	212	169	38	34	37	44	47	12

United States
Bald Mountain	19	35	54	1	4	7	2	8	19
Cortez	251	228	197	21	23	26	125	115	91
Golden Sunlight (vii)	2	90	34	—	2	3	1	52	—
Turquoise Ridge (iii)	44	28	11	1	—	—	(1)	8	2

	316	381	296	23	29	36	127	183	112

Australia
Granny Smith (v)	113	104	99	23	19	11	(10)	11	46
Henty (iv)	58	35	3	15	10	1	17	3	(1)
Kalgoorlie West (iv)	114	143	18	21	36	7	(1)	(4)	(2)
Kanowna Belle (iv)	99	101	17	14	19	7	22	21	1
Osborne	115	68	68	14	15	18	25	(1)	4

	499	451	205	87	99	44	53	30	48

Papua New Guinea
Misima (viii)	23	47	48	—	3	1	6	4	14
Porgera(v)	310	239	118	32	41	28	116	30	(1)

	333	286	166	32	44	29	122	34	13

Chile
La Coipa	58	52	46	10	12	12	15	10	1
Zaldívar	449	267	230	49	47	44	229	56	42

	507	319	276	59	59	56	244	66	43

South Africa
South Deep	87	80	60	9	9	8	(5)	4	13

Tanzania
North Mara (vi)	83	37	—	11	9	—	25	7	—

Metal hedging	(120)	36	87	—	—	—	(120)	36	87
Currency hedging	—	—	—	—	—	—	20	12	(8)
Amortization of tax gross-up (ix)	—	—	—	12	8	2	(12)	(8)	(2)
Stock-based compensation	—	—	—	—	—	—	(14)	(12)	(4)
Other	—	—	—	5	3	2	(3)	(5)	(3)

	1,946	1,802	1,259	276	294	214	481	394	311

(i)	Of the total metal sales from mines located in Canada for the years 2004, 2003 and 2002, $49 million, $62 million and $136 million respectively, were domestic sales, and $192 million, $150 million and $33 million respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002, and 51% of the Porcupine Joint Venture from July 1, 2002 (see note 3(d)).

(iii)	Results from Turquoise Ridge relate to third party ore sales. Results included 100% of Turquoise Ridge operating result up to December 23, 2003 and 75% thereafter (see note 3(a)).

(iv)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).

(v)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75% respectively, thereafter (see note 3(c)).

(vi)	Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b)).

(vii)	Production from Golden Sunlight mine was temporarily suspended in December 2003 and will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.

(viii)	Processing of ore ceased at Misima in May 2004.

(ix)	Pursuant to CICA Handbook Section 3465 — Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the future tax assets and liabilities for the tax effect of such differences. Balance includes $6 million (2003 — $5 million, 2002 — $1 million) for Porgera, $3 million (2003 — $1 million, 2002 — nil) for North Mara, $1 million (2003 — $2 million, 2002 — $1 million) for Kalgoorlie West, and $1 million (nil in 2003 and 2002) for each of Kanowna Belle and Henty.

5.	Write-downs of Mining Interests and Restructuring Costs

In 2004, a write-down of certain mining assets, primarily at its Zaldívar operations, and restructuring charges totalled $20 million ($14 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in an impairment of $16 million. Restructuring charges of $4 million were incurred, primarily related to South Deep mine where there was a restructuring and reduction of mine management and a reduction in the work force.

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $375/oz in 2004, $350/oz. in 2003, and $300/oz. in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, the Corporation determined that no write-downs of the carrying values of mining properties and investments were required.

6.	Non-hedge Metal Derivative Gains (Losses)

Details of non-hedge metal derivative gains (losses) are as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Realized non-hedge derivative gains (losses)
Currencies	1	—	—
Metals	(20)	(5)	—
Unrealized non-hedge derivative gains (losses) (i)
Currencies	3	—	—
Metals	(12)	21	(12)

	(28)	16	(12)

(i)	See note 16 for additional disclosure related to Placer Dome’s derivative program.

7.	Investment and Other Business Income (Loss)

Investment and other income (loss) comprises the following:

	Years ended December 31

	2004	2003	2002
	$	$	$

Interest income	17	6	10
Gain on sale of investments and assets	6	—	9
Dividend income (ii)	—	—	5
Interest income on sale of water rights (i)	5	6	6
Foreign exchange losses	(12)	(26)	(2)
Other	6	13	12

	22	(1)	40

(i)	In December 2000, Compañía Minera Zaldívar (“CMZ”) sold some of its water rights for a sum of $135 million receivable in fifteen equal installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii)	Represents dividend received from AurionGold prior to obtaining control on October 22, 2002. (see note 3(c)).

8.	Income and Resource Taxes

(a)	Details of income and resource tax expense (recovery) related to operations are as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Income taxes
Current
Canada	12	29	8
Foreign	39	35	15
Future
Canada	(123)	(76)	(32)
Foreign	(4)	(72)	32

	(76)	(84)	23

Mining taxes — Canada
Current	(18)	21	1
Future	(21)	17	1

	(39)	38	2

	(115)	(46)	25

(b)	The provision (recovery) for income taxes based on pre-tax income (loss) before minority interests are as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Canada	(232)	(118)	(59)
Foreign	409	281	208

	177	163	149

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Combined basic statutory tax rate (i)	35.6%	37.6%	39.6%
Non-taxable portion of investment gains	—	—	(0.9)
Expenses not deductible for income tax purposes(ii)	3.0	7.4	7.5
Mining and other resource taxes	(35.9)	20.6	1.1
Resource allowance	(2.9)	(3.3)	(3.0)
Depletion	(6.9)	(10.3)	(8.6)
Capital allowance	(15.3)	(13.2)	(7.1)
Foreign earnings subject to different tax rates (iii)	(3.7)	(10.0)	(27.4)
Change in valuation allowance (note 8(e))	36.5	(91.9)	(86.6)
Foreign exchange	(65.4)	29.7	11.3
Losses expired	2.8	—	80.7
Tax contingencies, other than Ontario Mining Tax, resolved in favour of Placer Dome	(9.1)	(4.3)	(6.7)
Other	(3.7)	9.5	16.9

Effective tax rate	(65.0%)	(28.2%)	16.8%

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii)	After taking into account applicable withholding taxes.

(d)	Future income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related future income tax amounts are as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Depreciation and amortization	(31)	(29)	(31)
Exploration and development	—	(45)	(7)
Tax shield relating to preferred securities	2	4	8
Tax losses	75	(70)	(7)
Foreign exchange	(96)	9	21
Changes in Canadian tax law	(57)	19	4
Accrued withholding tax	(5)	1	4
Other	(36)	(20)	9

	(148)	(131)	1

(e)	Components of future income and resource tax assets and liabilities comprise:

	December 31

	2004 $	2003 $

Future income and resource tax assets
Tax losses and credits	297	379
Other(i)	710	540
Valuation allowance	(105)	(40)

	902	879

Future income and resource tax liabilities
Capital assets	531	441
Other	239	441

	770	882

Net future tax asset (liability)	132	(3)

(i)	Other future income and resource tax assets include the deductible temporary differences related to exploration, development and fixed assets. Some of these deferred tax assets are netted with deferred tax liabilities for purposes of the balance sheet disclosure below.

Net future tax asset (liability) consists of:

	December 31

	2004 $	2003 $

Net future tax assets — current	45	12
Net future income and resource tax assets — long-term	390	230
Net future tax liabilities — current	(6)	—
Net future income and resource tax liabilities — long-term	(297)	(245)

	132	(3)

During 2004 the Australian deferred tax asset increased by $117 million resulting from a number of factors including the tax impacts from the strengthening Australian dollar. This increase in the deferred tax asset was partially offset by a valuation allowance of $52 million for a net 2004 recognition of a non-cash tax recovery of $65 million. The net increase in the Australian deferred tax asset reflects a more positive operational outlook in Australia, including an improved gold price environment.

In South Africa the deferred tax asset increased by $17 million during 2004 resulting from a number of factors including foreign exchange and the capital allowance. A valuation allowance was recorded against this increase due to management’s view that given the current rand to U.S. dollar exchange rate that it is probable that the additional deferred tax asset would not be utilized.

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $109 million non-cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $109 million to Income and resource tax recovery (provision) was recorded in the statement of earnings during the second and fourth quarters of 2003. In accordance with the provisions of CICA Handbook section 3465 — Accounting for Income Taxes, Placer Dome did not record tax expense on earnings from its United States operations for the

(f)	Loss and tax credit carry forwards are as follows as at December 31, 2004.

		2004
Country	Category	$	Expiry

Australia	Operating losses (i)	263	n/a
Canada	Non-capital losses	219	2006-2014
	Net capital losses (ii)	41	n/a
	Investment tax credit	4	2009-2014
Chile	Operating losses	215	n/a
South Africa	Operating losses (iii)	117	n/a
Tanzania	Operating losses	3	n/a
United States	Operating — Regular tax	54	2021-2024
	Operating — Alternative minimum tax	103	2021-2024
	Alternative minimum tax credits	22	n/a
Other	Operating losses	70	2005-2013

(i)	A valuation allowance has been provided on $52 million of future taxes relating to Australian operating losses.

(ii)	A valuation allowance has been provided on $15 million of future taxes relating to Canadian net capital losses.

(iii)	A valuation allowance has been provided on $16 million of future taxes relating to the South African non-capital losses.

(g)	Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2004, withholding taxes of $10 million related to inter-company loans were incurred (2003 — $8 million; 2002 — $4 million) and charged to income tax expense.

(h)	Net income and resource tax payments were $57 million, $95 million and $18 million in 2004, 2003 and 2002, respectively.

(i)	See Note 17(e) for a discussion of Placer Dome’s reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

9.	Inventories

Inventories comprise the following:

	December 31

	2004 $	2003 $

Metal in circuit	103	95
Ore stockpiles	103	85
Materials and supplies	84	83
Product inventories	37	50

	327	313
Long-term portion of ore stockpiles	(71)	(65)

	256	248

10.	Other Assets

Other assets comprise the following:

	December 31

	2004 $	2003 $

Long-term ore stockpiles (note 9)	71	65
Sale agreement receivable (i)	66	69
Debt issue costs and discounts	15	15
Pension asset (note 18)	15	13
Investments (ii)	3	2
Other	11	15

	181	179
Current portion of other assets	(9)	(9)

	172	170

(i)	Balance relates to the sale of the CMZ water rights (see note 7).

(ii)	At December 31, 2004 the quoted market value of the investments was $15 million (2003 — $15 million).

11.	Property, Plant and Equipment

(a)	Details of Placer Dome’s property, plant and equipment are as follows:

	December 31, 2004			December 31, 2003

		Accumulated			Accumulated
	Cost(ii)	Amortization	Net	Cost(ii)	Amortization	Net
	$	$	$	$	$	$

Mineral properties and deferred development	1,789	(878)	911	1,750	(847)	903
Mine plant and equipment	2,727	(1,550)	1,177	2,501	(1,527)	974
Purchased undeveloped mineral properties (note 3)	463	(13)	450	532	(10)	522
Construction in progress (i)	96	—	96	194	—	194

	5,075	(2,441)	2,634	4,977	(2,384)	2,593

(i)	The significant components of the balance are $38 million (2003 — $16 million included in purchased undeveloped mineral property) for the Pamour Pit at the Porcupine mine, and $36 for development at the Golden Sunlight mine (2003 — $6 million) and nil (2003 — $152 million) for the development of the South Deep Shaft at the South Deep Mine and nil (2003 — $16 million) for development of Turquoise Ridge.

(ii)	Includes $101 million (2003 — $111 million) recorded as a result of the gross-up requirement of CICA Handbook section 3465 — Accounting for Income Taxes. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b)	Property, plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant		Additions to Property,
	and Equipment		Plant and Equipment

	December 31		Years ended December 31

	2004	2003	2004	2003	2002
	$	$	$	$	$

Australia	597	661	41	54	29
Chile	513	567	18	23	11
South Africa	511	468	53	63	42
Tanzania (note 3(b))	431	391	51	1	—
Canada	236	203	71	30	18
United States (note 3(a))	185	111	104	35	22
Papua New Guinea	161	192	3	7	6

	2,634	2,593	341	213	128

(c)	Deferred stripping by country is as follows:

	December 31

	2004 $	2003 $

Papua New Guinea	105	84
Chile	32	28
United States	28	8
Australia	19	6
Canada	—	—
Tanzania (note 3(b))	3	2

	187	128

12.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

	December 31

	2004 $	2003 $

Trade payables	148	127
Accrued employee salaries and benefits	61	50
Current reclamation and post closure obligations (notes 17(a) and (b))	13	17
Royalties payable	13	13
Interest payable	15	15
Deferred commodity derivatives	12	13
Other	16	15

	278	250

13.	Long-term Debt and Capital Leases

(a)	Consolidated long-term debt and capital leases comprise the following:

	December 31

	2004 $	2003 $

Placer Dome Inc.
Bonds, unsecured
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum (i)	200	200
October 15, 2035 at 6.45% per annum (ii),(iv)	300	300
Senior Convertible Debentures, unsecured (iii) (iv)	190	187
Medium — term notes, unsecured (v)	140	140
East African Gold, non-recourse (note 3(b)) (vi)	—	36
Capital leases (viii)	7	7

	1,037	1,070
Current portion	(45)	(10)

	992	1,060

(i)	On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375% and are not convertible. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.

(ii)	On October 10, 2003, Placer Dome completed a private debenture offering of $300 million unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year.

(iii)	Also on October 10, 2003, Placer Dome completed another private debenture offering of $230 million unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2004 was $3 million (2003 — $1 million).

(iv)	The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the “Registration Rights Agreements”). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

(v)	The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.

(vi)	This loan relates to project financing for the North Mara mine and is non-recourse to Placer Dome. It bears interest at LIBOR plus 2.75% and is repayable over 5 years. This was repaid on July 29, 2004.

(vii)	On January 31, 2003, Placer Dome repaid, from cash, the $137 million of unsecured debt assumed in the purchase of AurionGold.

On May 15, 2003, Placer Dome, as scheduled, repaid $200 million of 7.125% unsecured bonds.

(viii)	The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from two to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2003 and 2002, $5 million and $5 million respectively, of leased property was included in plant and equipment, net of $15 million and $9 million, respectively, of accumulated depreciation and depletion.

(ix)	Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2004 are as follows:

	Long-term	Capital
	debt	leases	Total
	$	$	$

2005	43	2	45
2006	—	2	2
2007	100	2	102
2008	—	2	2
2009	16	—	16
Thereafter	911	—	911

Long-term debt and capital lease obligations	1,070	8	1,078
Less amount representing interest	(40)	(1)	(41)

	1,030	7	1,037

(b)	During the third quarter of 2004, Placer Dome entered into a demand financing facility which permits borrowings of up to $120 million. The facility also requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The net effective interest rate to Placer Dome of this is 0.4% per annum. At December 31, 2004, $110 million, classified as short-term debt, had been drawn on the facility and an equal amount had been placed on deposit.

(c)	Interest and financing expense comprise of:

	Years ended December 31

	2004	2003	2002
	$	$	$

Interest charges — long-term	68	51	41
Capitalized interest	(9)	(7)	(7)

Interest expense — long-term	59	44	34
Short-term interest and financing expense	15	10	9

Interest and financing expense	74	54	43

Interest payments — long-term	65	44	42
Weighted average interest rate	6.6%	6.1%	7.0%

(d)	At December 31, 2004, Placer Dome had unused bank lines of credit of $895 million with an international consortium of banks. Of the primary facility of $850 million, $46 million has been utilized to support letters of credit granted for bonding and reclamation purposes. The credit facility is fully committed until 2009. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2004 was 2.56% (three-month term). The bank lines of credit require Placer Dome to maintain a consolidated tangible net worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1.5 billion.

(e)	Certain of Placer Dome’s debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. These debt instruments include the Corporation’s unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit. In addition, Placer Dome’s metal and foreign currency contracts and options (note 16) require it to maintain a consolidated tangible net worth of $1.0 billion.

At December 31, 2004, Placer Dome was in compliance with all debt covenants and default provisions.

14.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31

	2004 $	2003 $

Pension liability (note 18)	30	33
Minority interest in subsidiaries	2	1
Other obligations and provisions	20	19

	52	53

15.	Share Capital

(a)	Common shares issued and outstanding

	Shares (000’s)	Amount $

Balance, December 31, 2001	328,609	1,862
Issued for acquisition of AurionGold (note 3(c))	77,934	709
Exercise of share options	2,199	24

Balance, December 31, 2002	408,742	2,595
Exercise of share options	2,788	31

Balance, December 31, 2001	411,530	2,626
Issued in equity offering, net of issue costs	21,275	457
Exercise of share options	3,590	42

Balance, December 31, 2004	436,395	3,125

On November 23, 2004 Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $452 million. The underwriters’ over-allotment option was fully exercised.

(b)	Share options

At December 31, 2004, the Corporation had three stock based incentive plans. The following table describes these plans:

	Shares (000’s)
		Options	Options
	Reserved	outstanding	exercisable

1996 LTIP (i)	2,340	59	59
1987 Stock Option Plan (ii)	32,000	13,396	7,747
1993 Directors Plan (ii)	750	360	360

	35,090	13,815	8,166

(i)	Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)	Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the board of directors of the Corporation suspended option grants under the 1993 Directors Plan.

The following table contains information with respect to all option plans:

	Options denominated in		Options denominated
	CAD$		in US$
	Shares	Price	Shares	Price
	(000’s)	CAD$/share	(000’s)	US$/share

Options outstanding, December 31, 2001	15,593	12.00 - 39.75	356	5.10 - 20.41
Granted (i)	—	—	2,157	9.75 - 12.51
Exercised	(2,044)	12.00 - 19.60	(155)	5.56 - 12.55
Forfeited or expired	(839)	12.00 - 39.25	(175)	9.67 - 20.41

Options outstanding, December 31, 2002	12,710	12.40 - 39.75	2,183	5.10 - 19.24
Granted (i)	—	—	4,020	9.69 - 18.69
Exercised	(2,721)	12.40 - 17.55	(154)	8.01 - 12.55
Forfeited or expired	(602)	12.69 - 39.75	(316)	10.36 - 12.51

Options outstanding, December 31, 2003	9,387	12.40 - 39.75	5,733	5.10 - 19.24
Granted (i)	—	—	3,055	16.42 - 17.09
Exercised	(2,403)	12.40 - 24.90	(1,104)	5.10 - 17.07
Forfeited or expired	(408)	12.69 - 39.75	(445)	10.36 - 16.42

Options outstanding, December 31, 2004	6,576	12.40 - 39.75	7,239	5.10 - 19.24

(i)	The weighted average fair value of options granted in 2004, 2003 and 2002 was US$6.01, US$3.25 and CAD$4.20 per share, respectively.

The following table summarizes information about share options outstanding:

	December 31, 2004
	Options outstanding			Options exercisable
		Average	Weighted		Weighted
	Shares	life	average	Shares	average
Range of exercise prices	(000’s)	(years)	price	(000’s)	price

CAD$ options
$12.40 - $19.45 (i)	3,702	4.80	15.56	3,702	15.56
$19.46 - $25.00	226	2.72	23.59	226	23.56
$25.01 - $32.62	2,088	1.37	28.44	2,088	28.44
$32.63 - $39.75	560	1.12	38.60	560	38.60

	6,576	3.33	21.89	6,576	21.89

US$ options
$5.10 - $8.16	29	3.67	5.10	29	5.10
$8.17 - $12.24	3,107	8.13	10.38	836	10.42
$12.25 - $16.33	1,224	7.07	12.53	706	12.53
$16.34 - $19.24	2,879	9.13	16.45	19	19.18

	7,239	8.33	13.14	1,590	11.36

(i)	Includes 376,854 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options have vested and have an exercise price of CAD$12.69 per share.

(c)	In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. This changed was applied prospectively effective January 1, 2003 with no restatement of prior year comparative figures.

Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation’s net earnings and net earnings per share on a Canadian basis would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31

	2004	2003	2002
	$	$	$

Net earnings — as reported	291	211	124
Net earnings — pro forma	288	208	114
Net earnings per share — as reported	0.69	0.50	0.31
Net earnings per share — pro forma	0.68	0.49	0.28

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31

	2004	2003	2002

Dividend yield	0.6%	1.0%	1.7%
Expected Volatility	35%	30%	30%
Risk-free interest rate	3.96%	3.92%	4.31%
Contractual life	10 years	10 years	10 years

(d)	Placer Dome first adopted a shareholders’ rights plan in 1990. The current shareholders’ rights plan (the “Rights Plan”) was approved by shareholders at the 2004 annual and special meeting. The following summary of certain provisions of the Rights Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Rights Plan, including the definitions therein of certain terms, and the form of certificate evidencing the Rights. Copies of the Rights Plan are available from the Corporation upon request.

Under the Rights Plan, each “Voting Share” issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). A Voting Share is any share or voting interest issued by Placer Dome (collectively, the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the common shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination of expiration of the Rights as set out in the Rights Plans. Each Right carries with it the right to purchase common shares in Placer Dome, at a discounted price, under certain circumstances including in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain events, as specified in the Rights Plan, cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire upon the termination of Placer Dome’s annual meeting in 2007, unless earlier redeemed. The Rights Plan will expire no later than the termination of Placer Dome’s annual meeting in 2007. The Rights may be redeemed at a price of Cdn$0.001 per Right prior to a specified event but, in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the common shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the Market Price (as defined in the Rights Plan). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding common shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of certain revocable lock-up agreements to tender common shares into a takeover bid will not trigger the Rights.

(e)	The Corporation issued Canadian Originated Preferred Securities (“Preferred Securities”) of $100 million 8.5% Series B Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable semi-annually commencing June 30, 1997.

The Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2006 at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities are not entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount. The principal amounts of the Preferred Securities, net of after tax issue costs of $5 million, have been classified as equity, and interest payments, on an after tax basis, are classified as dividends as the Corporation has the unrestricted ability to settle the amounts by issuing its own Common Shares.

On April 24, 2003, Placer Dome redeemed, for cash of $185 million, all of the outstanding $181 million 8.625% Series A Preferred Securities.

16.	Financial Instruments with Off-Balance Sheet Risk and Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31, 2004		December 31, 2003
	Carrying	Fair	Carrying	Fair
	Value	Value(i)	Value	Value(i)
	$	$	$	$

Financial Assets
Cash and cash equivalents	1,023	1,023	552	552
Restricted cash	122	122	32	32
Short-term investments	14	14	9	9
Investments	3	15	2	15
Sale agreement receivable	66	66	69	69

Financial Liabilities
Short-term and long-term debt and capital leases	1,150	1,324	1,070	1,209
Preferred securities	76	92	76	88
Metal contracts and options	219	813	231	730
Foreign currency contracts and options	9	(47)	20	(45)

(i)	Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

The prices and exchange rates used to determine the mark-to-market value of the Placer Dome’s precious metal and copper sales and the currency programs at December 31, 2004, were spot prices of $438 per ounce for gold, $6.80 per ounce for silver and $1.488 per pound for copper and an Australian to U.S. dollar exchange rate of $1.2814, and a Canadian to U.S. dollar exchange rate of $1.2036. The precious metal mark-to-market value does not take into the account the $185 million liability in Deferred commodity and currency sales contracts and derivatives as at December 31, 2004 primarily related to the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books.

At December 31, 2004, Placer Dome’s consolidated metal sales program consists of:

	2005	2006	2007	2008	2009	2010	2011+	Total

Gold (000’s ounces):

Forward contracts sold (i)
Fixed contracts
Amount	1,047	1,239	1,245	978	347	246	461	5,563
Average price ($/oz.)	330	344	372	396	411	410	474	375
Fixed interest floating lease rate
Amount	—	—	15	232	772	285	625	1,929
Average price ($/oz.)	—	—	414	357	430	420	485	437
A$ forward contracts
Amount	—	15	24	—	—	—	—	39
Average price ($/oz.)	—	482	494	—	—	—	—	489

Total
Forward contracts sold	1,047	1,254	1,284	1,210	1,119	531	1,086	7,531
A$ forward contracts purchased	(75)	—	—	—	—	—	—	(75)

Total
Forward contracts	972	1,254	1,284	1,210	1,119	531	1,086	7,456

Call options sold and cap agreements (ii)
Amount	277	219	115	200	20	40	20	891
Average price ($/oz.)	362	357	363	394	500	500	500	380
A$ contracts
Amount	56	—	—	—	—	—	—	56
Average price ($/oz.)	391	—	—	—	—	—	—	391

Total
Call options sold and cap agreements	333	219	115	200	20	40	20	947

Total
Firm committed ounces (iii)	1,305	1,473	1,399	1,410	1,139	571	1,106	8,403

Contingent call options sold (iv)
Knock-in (up and in)
Amount	128	52	—	—	—	—	64	244
Average price ($/oz.)	404	390	—	—	—	—	429	408
Average barrier level ($/oz.)	439	429	—	—	—	—	429	434
Knock-out (down and out)
Amount	38	42	66	54	117	30	—	347
Average price ($/oz.)	415	436	444	458	436	480	—	442
Average barrier level ($/oz.)	364	395	387	374	384	390	—	383

Total
Maximum committed ounces (v)	1,471	1,567	1,465	1,464	1,256	601	1,170	8,994

Put options purchased (vi)
Amount	718	538	363	179	159	103	99	2,159
Average price ($/oz.)	406	416	441	414	407	440	434	418

Put options sold (vii)
Amount	80	80						160
Average price ($/oz.)	250	250						250

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $437 per ounce.

	2005	2006	2007	2008	2009	Total
Silver (000’s ounces):

Fixed forward contracts (i)
Amount	—	1,200	—	—	—	1,200
Average price ($/oz)	—	6.25	—	—	—	6.25
Call options sold (ii)
Amount	1,560	3,632	1,050	820	550	7,612
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.23

Total committed amount	1,560	4,832	1,050	820	550	8,812

Put options purchased (vi)
Amount	2,160	3,820	1,050	820	550	8,400
Average price ($/oz)	5.21	6.36	6.89	7.25	7.25	6.29

Copper (millions of pounds):

Fixed forward contracts (i)
Amount	28.1
Average price ($/lb.)	1.19
Call options sold (ii)
Amount	103.1
Average price ($/lb.)	1.11

Total committed amount
Amount	131.2
Average price ($/lb.)	1.12

Put options purchased (vi)
Amount	100.9
Average price ($/lb.)	1.00

(i)	Forward sales contracts — Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts — a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	Australian dollar forward contracts — a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.2814. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)	Call options sold and cap agreements — Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.2814.

(iii)	Firm Committed ounces — Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold — Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.2814. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces — Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Put options purchased — Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)	Put options sold — Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2004, Placer Dome’s consolidated foreign currency program consists of:

	2005	2006	2007	Total

Australian Dollars (millions USD)
Fixed forward contracts
Amount	54.3	37.1	5.0	96.4
Average rate (AUD/USD)	1.8182	1.9168	1.5713	1.8433
Put options sold
Amount	—	20.0	5.5	25.5
Average rate (AUD/USD)	—	1.5972	1.6537	1.6093

Total committed dollars
Amount	54.3	57.1	10.5	121.9
Average rate (AUD/USD)	1.8182	1.8049	1.6145	1.7944

Call options purchased
Amount	75.0	23.5	12.0	110.5
Average rate (AUD/USD)	1.3455	1.5099	1.6431	1.4128

Canadian Dollars (millions USD)

Call options purchased
Amount	66.0	—	—	66.0
Average rate (CAD/USD)	1.2363	—	—	1.2363

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness of the hedged currency.

17.	Commitments and Contingencies

(a)	Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004. The aggregate accrued obligation as at December 31, 2004, representing the fair value of Placer Dome’s share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 12), was $220 million (2003 — $204 million). The full amount has been accrued through the adoption of CICA Handbook 3110 (see note 2(d)) and through charges to earnings of $29 million, $12 million, and $23 million in 2004, 2003, and 2002, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 ‘Reclamation and Closure Costs’ section and note 2(d).

Over the next 3 years, Placer Dome anticipates spending approximately $11 million on reclamation and closure at the closed Kidston, Equity Silver and Misima mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At December 31, 2004, Placer Dome has letters of credits of CAD$23 million (US$19 million) and CAD$32 million (US$26 million) for Equity Silver mine and the other Canadian mines and properties, respectively, bonds of $54 million for Golden Sunlight, bonds and letters of credit and bonds of $65 million for Cortez (100%), Turquoise Ridge (100%) and Bald Mountain, and bank guarantees for A$41 million (US$32 million) for the Australian mines.

(b)	Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of contractual termination benefits to be $93 million as at December 31, 2004, and has accrued through charges to earnings of $5 million, $5 million, and $4 million in 2004, 2003, and 2002, respectively. The aggregate accrued obligation as at December 31, 2004, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 12), was $52 million (2003 — $45 million).

(c)	Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2005. Management believes, on balance, that it will be successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d)	The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, pending proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that “backfilling as a reclamation measure is neither required nor prohibited in all cases ...” but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature’s amendment of the statute, which was the subject of the District Court’s judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(e)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. The Ontario

Ministry of Finance has sought leave to appeal the Ontario Court of Appeal’s decision to the Supreme Court of Canada. Management is of the view, that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Accordingly, Placer Dome has reversed a previously accrued tax and interest related liability of $76 million. This reversal was recorded as income in the third quarter of 2004. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

(f)	The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the commencement of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the state, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.

Holders of old-order mining rights, of the type held by the Placer Dome Western Areas Joint Venture for its South Deep mine, are required within five years of the May 1, 2004 commencement date to lodge their rights for conversion into new order mining rights in terms of the Act. Old order mining rights will continue in force during the conversion period subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfilment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

•	apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

•	submit a prescribed social and labour plan; and

•	undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act (the “Objectives”) and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the “Charter”), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans (“HDSAs”) and beneficiation, and five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that South Deep fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has, however, indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

(g)	On July 29th, 2003, the Lawyers Environmental Action Team (“LEAT”) filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission has convened a hearing on certain preliminary issues respecting the Complaint.

Management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions.

(h)	Placer Dome and Marcopper Mining Corporation (“Marcopper”) are named as defendants (the “Defendants”) in two complaints detailed below (the “Complaints”) filed in the Regional Trial Court (the “Court”), Fourth Judicial Region, Boac, Marinduque, Philippines respecting alleged damages arising from the mining operations of the Marcopper Mine. The Marcopper Mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper Mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper Mine ceased mining operations in 1996. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.

In April 2001, a complaint was filed in the Court (the “Mogpog Complaint”) by Rita Natal and 60 other individuals (the “Mogpog Plaintiffs”) against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the

Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state.

In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court’s prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs.

To date, the Court has not effected service of the Mogpog Complaint on Placer Dome.

Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.

In July 2004, a complaint was filed in the Court (the “Calancan Bay Complaint”) framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailing from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the “Calancan Bay Plaintiffs”) are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants’ decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood.

To date, the Court has not effected service of the Calancan Bay Complaint on Placer Dome.

Evaluation of the Calancan Bay Complaint is in its early stages; however, management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages.

Management is continuing its investigation of the facts and the allegations in the complaints, and related developments as they occur. If either of the complaints proceeds, management intends to vigorously defend against all claims made.

(i)	On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(j)	At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily at the Cortez and South Deep properties.

(k)	Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

18.	Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees’ earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Placer Dome uses a measurement date of December 31 for the majority of its pension plans.

Pension expenses are comprised of:

	Years ended December 31

	2004	2003	2002
	$	$	$

Defined benefit plans:
Service costs (benefits earned during the period)	6	8	8
Interest costs on projected benefit obligations	10	9	9
Actual return on plan assets	(10)	(10)	(4)
Actuarial losses	3	7	9
Difference between expected return and actual return on plan asset for year	3	3	(4)
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	—	(5)	(8)
Other	(1)	—	(1)

	11	12	9
Defined contribution plans	5	5	1

	16	17	10

The status of defined benefit plans is as follows:

	December 31
	Plans where assets		Plans where
	exceed accumulated		accumulated benefits
	benefits		exceed assets
	2004	2003	2004	2003
	$	$	$	$

Change in plan assets
Fair value of plan assets at beginning of year	45	35	67	53
Actual return on plan assets	5	3	6	7
Employer contribution	3	3	14	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	11	(2)	6

Fair value of plan assets at end of year	43	45	77	67

Change in projected benefit obligations
Projected benefit obligations at beginning of year	41	30	134	107
Service cost	3	4	3	4
Interest cost	2	2	7	7
Actuarial loss (gain)	2	2	4	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	10	1	15

Projected benefit obligations at end of year	38	41	141	134

Plan assets in excess of (less than) projected benefit obligations	5	4	(64)	(67)
Unamortized transition surplus	—	—	(1)	6
Unamortized experience loss	10	9	36	28

Accrued pension asset (liability) (ii)	15	13	(29)	(33)

(i)	Due to movement of pension plans from net funded to net unfunded positions.

(ii)	Substantially all of the $29 million (2003 — $33 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

a)	The asset allocation for Placer Dome’s pension plans by asset category are as follows:

	2005 - Target	2004	2003
	%	%	%

Equity securities	50 - 70	61	60
Debt securities	20 - 40	32	32
Real estate	5 - 10	4	4
Other	1 - 5	3	4

Total		100	100

Placer Dome’s investment strategy supports the objectives of the funds. The objective for the majority of the funds is to achieve a total annual return, over a 4 year period, equal to the greater of Consumer Price Index+3% and 91 days Treasury-Bills +1%. To achieve this objective, each fund has established a strategic asset allocation policy. The weighted average target allocation by asset class applicable to the funds is summarized above. The asset allocation is monitored regularly and rebalancing occurs when the target ranges are exceeded. Diversification requirements are in place to have investments across a range of asset classes and a combination of investment managers. Each manager has their own investment objectives for their respective mandates and their performance is measured against these objectives. Reviews of the investment objectives and the investment managers are performed periodically.

b)	In determining the present value of accumulated projected plan benefits and current service pension cost at December 31, the assumptions were:

December 31

	2004%	2003%

Average discount rate	5.5 - 5.75	6.0

Rate of compensation increase	3.0 - 4.0	3.0 - 4.0

Expected return on plan assets	7.0 - 8.0	6.5 - 8.0

The expected long term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for each asset class are determined using a model which factors in long term government debt rates, real bond yield trend, inflation, with a margin for equity and property returns based on long term expectations.

The amortization periods of unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 17 years and are based on the expected average remaining service life of each employee group.

c)	Placer Dome expects to contribute $11 million to its pension plans in 2005. The estimated future benefit payments are as follow:

$

2005	10
2006	10
2007	11
2008	11
2009	12
2010-2013	65

19.	Supplementary Information

(a)	Change in non-cash working capital comprises:

	Years ended December 31

	2004	2003	2002
	$	$	$

Restricted cash	20	(32)	—
Accounts receivable	(59)	(28)	(5)
Inventories	(19)	(36)	(4)
Accounts payable and accrued liabilities	15	50	(11)
Income and resource taxes payable	18	(11)	7

Changes in non-cash operating working capital	(25)	(57)	(13)

(b)	The following tables present additional financial information related to proportionate interests in joint ventures:

	December 31

	2004 $	2003 $

Current assets	175	183
Non-current assets	1,179	996
Current liabilities	123	104
Non-current liabilities	802	522

	Years ended December 31

	2004	2003	2002
	$	$	$

Revenues	899	720	584
Cost and expenses	(650)	(536)	(441)

Earnings before taxes and other items	249	184	143
Net earnings	216	138	117
Cash from:
Operating activities	314	278	175
Financing activities	35	(16)	(41)
Investing activities	(146)	(40)	(112)

(i)	Includes the Corporation’s joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, La Coipa, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.